Filed Pursuant to Rule 424(b)(2)
Registration No. 333-156979

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Offered	Amount to be Registered	Offering Price	Amount of Registration Fee (1)(2)
Senior Notes	$425,000,000	$415,437,500	$16,326.69

(1) The registration fee, calculated in accordance with Rule 457(r), is being transmitted to the SEC on a deferred basis pursuant to Rule 456(b).

(2) Pursuant to Rule 457(p), $1,937.10 of the registration fee is being offset by the registration fee previously paid in connection with securities registered by Chesapeake Energy Corporation under Registration Statement No. 333-155754, initially filed with the Securities and Exchange Commission on November 26, 2008. The offering with respect to such securities was terminated without any offers or sales of such securities having been made. Pursuant to Rule 457(p), an additional $14,389.59 of the registration fee is being offset by the registration fee previously paid in connection with securities registered by Chesapeake Energy Corporation under Registration Statement No. 333-155755, initially filed with the Securities and Exchange Commission on November 26, 2008. Such Registration Statement was subsequently amended on December 9, 2008 to reduce the amount of securities registered thereby, resulting in an unused registration fee of $15,543,000.

PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JANUARY 27, 2009

$425,000,000

9.50% Senior Notes due 2015

We are offering $425,000,000 of our 9.50% Senior Notes due 2015. We will pay interest on the notes semiannually in arrears on each February 15 and August 15, beginning on August 15, 2009, to the holders of record at the close of business on the preceding February 1 and August 1, respectively. The notes mature on February 15, 2015. The notes will be guaranteed on a senior unsecured basis by each of our existing subsidiaries other than the Chesapeake Midstream Companies, which are more fully described herein, certain de minimis subsidiaries, and certain of our future subsidiaries. The notes will be senior unsecured obligations of Chesapeake and will rank equally in right of payment with all of Chesapeake’s existing and future senior debt and senior to any subordinated debt that it may incur. The notes will be effectively subordinated to the existing and future secured debt and other secured obligations of Chesapeake and the subsidiary guarantors, including debt under our revolving bank credit facility, to the extent of the value of the assets securing such debt. The notes will also be effectively subordinated to the debt of any non-guarantor subsidiaries, including the midstream revolving bank credit facility described herein.

The notes are being offered as additional debt securities under an indenture pursuant to which we have previously issued $1.0 billion in aggregate principal amount of our 9.50% Senior Notes due 2015. The notes offered by this prospectus supplement and the other notes issued on February 2, 2009 will be treated as a single class of debt securities under the indenture.

We may redeem some or all of the notes at any time pursuant to certain make-whole provisions. If we enter into certain sale-leaseback transactions and do not reinvest the proceeds or repay certain senior debt, we must offer to repurchase the notes.

Investing in the notes involves risks. For a discussion of certain of these risks, please read the discussion of material risks described in “Risk Factors” beginning on page S-14.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Chesapeake Energy(1)(2)
Per Note	97.750%	1.500%	96.250%
Total	$415,437,500	$6,375,000	$409,062,500

(1)	The price to public and proceeds to Chesapeake Energy do not include $1,682,291.67 of accrued interest on the notes from February 2, 2009 to the date of delivery. This pre-issuance accrued interest will be paid on August 15, 2009 to the holders of the notes on the applicable record date along with interest accrued on the notes from the date of delivery to August 15, 2009.
(2)	Before other offering expenses.

The underwriters expect to deliver the notes to investors on or about February 17, 2009, in book-entry form through the facilities of The Depository Trust Company.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

Banc of America Securities LLC	Deutsche Bank Securities

The date of this prospectus supplement is February 11, 2009.

PROSPECTUS SUPPLEMENT

PROSPECTUS

Page
DESCRIPTION OF CHESAPEAKE SENIOR NOTES	3
LEGAL MATTERS	3
EXPERTS	3

You should rely only on the information contained in or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus that we may provide to you. We have not authorized anyone to provide you with different or additional information. Further, you should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of notes and certain terms of the notes and the guarantees. The second part is the accompanying prospectus, which gives more general information. If the information varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

NOTICE TO INVESTORS

Neither the Securities and Exchange Commission (the “SEC”), any state securities commission nor any other U.S. regulatory authority has approved or disapproved of the securities offered hereby nor has any of the foregoing authorities passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus or endorsed the merits of this offering. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus do not offer to sell or ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who can not legally be offered the securities.

S-i

In making an investment decision, prospective investors must rely on their own examination of the company and the terms of the offering, including the merits and risks involved. Prospective investors should not construe anything in this prospectus supplement and the accompanying prospectus as legal, business or tax advice. Each prospective investor should consult its own advisors as needed to make its investment decision and to determine whether it is legally permitted to purchase the securities under applicable legal investment, or similar laws or regulations.

This prospectus supplement and the accompanying prospectus contain summaries believed to be accurate with respect to certain documents, but reference is made to the actual documents for complete information. All such summaries are qualified in their entirety by such reference. Copies of documents referred to herein will be made available to prospective investors upon request to us.

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES (“RSA 421-B”) WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

S-ii

SUMMARY

This summary highlights selected information from this prospectus supplement and the accompanying prospectus but may not contain all information that may be important to you. This prospectus supplement and the accompanying prospectus include specific terms of this offering, information about our business and financial data. We encourage you to read this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein in their entirety before making an investment decision. Unless otherwise provided, the information in this section gives effect to the closing of the joint venture transaction with Statoil on November 24, 2008, which is described below under “—Recent Developments—Marcellus Shale joint venture” and the volumetric production payment transaction that closed on December 31, 2008, which is described below under “—Recent Developments—VPP transaction.”

Chesapeake Energy Corporation

We are one of the largest producers of natural gas in the United States. We own interests in approximately 40,500 producing natural gas and oil wells that are currently producing approximately 2.3 billion cubic feet equivalent, or bcfe, per day, 92% of which is natural gas. Our strategy is focused on discovering, acquiring and developing conventional and unconventional natural gas reserves onshore in the United States, primarily in the “Big 4” natural gas shale plays: the Barnett Shale of north-central Texas, the Haynesville Shale of East Texas and northwestern Louisiana, the Fayetteville Shale of central Arkansas and the Marcellus Shale of the northern Appalachian Basin. We have substantial operations in various plays, both conventional and unconventional, in the Mid-Continent, Appalachian Basin, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast and Ark-La-Tex regions of the United States.

We have been developing expertise in horizontal drilling technology since the time of our initial public offering in 1993 and have focused almost exclusively on developing natural gas properties in the U.S. since 2000. We were one of the first companies to recognize the potential of unconventional natural gas properties in the U.S. during the early part of this decade.

In particular, we have focused on the four largest natural gas shale plays in the U.S.—the Barnett, the Haynesville, the Fayetteville and the Marcellus Shales. We have the industry’s largest leasehold position in the Haynesville and Marcellus Shales and the second largest position in the core and tier 1 areas in the Barnett and Fayetteville Shales. Furthermore, in three of these shale plays, we have entered into joint venture arrangements that monetize a portion of our investment in these plays and provide drilling cost carries for our retained interest. In the Haynesville Shale, we entered into a joint venture with Plains Exploration & Production Company in July 2008 in which we sold Plains a 20% interest in our Haynesville properties and received an upfront cash payment of $1.65 billion and drilling cost carries of $1.65 billion. In the Fayetteville Shale, we entered into a joint venture with BP America Production Company in September 2008 in which we sold BP a 25% interest in our Fayetteville properties and received an upfront cash payment of $1.1 billion and drilling cost carries of $0.8 billion. Most recently, we entered into a joint venture with StatoilHydro ASA in November 2008 in which we sold a 32.5% interest in our Marcellus properties and received an upfront cash payment of $1.25 billion and drilling cost carries of $2.125 billion. Collectively in these three joint ventures, we received upfront cash payments of $4.0 billion and drilling cost carries of $4.575 billion, for total consideration of $8.575 billion against a cost basis of approximately $1.2 billion in the property interests we sold. Moreover, Chesapeake retained an 80% interest in the Haynesville Shale properties, a 75% interest in the Fayetteville Shale properties and a 67.5% interest in the Marcellus Shale properties.

During the nine months ended September 30, 2008, Chesapeake continued the industry’s most active drilling programs, drilling 1,435 gross (1,193 net) operated wells and participating in another 1,439 gross (195 net) wells operated by other companies. The company’s drilling success rate was 99% for company-operated wells and 97% for non-operated wells. Also during the nine months ended September 30, 2008, we invested $3.852 billion in operated wells (using an average of 148 operated rigs) and $576 million in non-operated wells (using an average of 118 non-operated rigs) for total drilling, completing and equipping costs of $4.428 billion.

Chesapeake began 2008 with estimated proved reserves of 10.879 trillion cubic feet equivalent, or tcfe, and ended the third quarter of 2008 with 12.075 tcfe, an increase of 1.196 tcfe, or 11%. During the nine months ended September 30, 2008, we replaced 630 bcfe of production with an internally estimated 1.826 tcfe of new proved reserves, for a reserve replacement rate of 290%. Reserve replacement through the drillbit was 2.286 tcfe, or 363% of production, including 1.128 tcfe of positive performance revisions and 13 bcfe of positive revisions resulting from natural gas and oil price increases between December 31, 2007 and September 30, 2008. Reserve replacement through the acquisition of proved reserves was 165 bcfe. During the nine months ended September 30, 2008, we divested 638 bcfe of estimated proved reserves. For a summary of data as of and for the year ended December 31, 2008, please see “—Recent Developments—Financial and operational update.”

Since 2000, Chesapeake has invested $12.1 billion in new leasehold (net of divestitures) and 3-D seismic acquisitions and now owns the largest combined inventories of onshore leasehold (15.0 million net acres) and 3-D seismic (21.1 million acres) in the U.S. On this leasehold, the company has approximately 35,500 net drillsites representing more than a 10-year inventory of drilling projects.

We are an Oklahoma corporation. Our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is 405-848-8000.

Recent Developments

Capital resources update

Through the middle of 2008, we increased our capital expenditure budget for 2008 and 2009 several times in response to higher leasehold acquisition costs and in order to accelerate leasehold acquisition and drilling in the Haynesville Shale and other plays. During the second half of 2008, in response to a significant decrease in natural gas prices, deteriorating global economic conditions and outlook and concerns about a potential over supply of natural gas in the U.S. market, we significantly reduced our planned capital expenditures through year-end 2010 in order to bring our planned operating and capital expenditures within our anticipated internally generated cash flow, cash resources and other sources of liquidity.

Cash flow from operations is our primary source of liquidity used to fund operating expenses and capital expenditures. Cash provided by operating activities was $4.305 billion during the nine months ended September 30, 2008 compared to $3.389 billion during the nine months ended September 30, 2007. The $916 million increase during the first nine months of 2008 was primarily due to higher natural gas and oil prices and higher volumes of natural gas and oil production. Changes in market prices for natural gas and oil directly impact the level of our cash flow from operations. While declines in natural gas or oil prices affect the amount of cash flow that is generated from operations, we currently have approximately 82% of our anticipated 2009 natural gas production hedged through swaps and collars at an average swap and floor price of $7.63 per thousand cubic feet, or mcf, including only 2% of our anticipated production hedged through swaps with knockout provisions, much of which is concentrated in the 2009 fourth quarter.

Our $3.5 billion revolving bank credit facility and our $460 million midstream revolving bank credit facility, discussed more fully below, provide us with additional liquidity. In response to the difficulties faced by several financial institutions, we borrowed the remaining capacity under our revolving bank credit facility at the end of the third quarter of 2008. As a result, we had borrowings of $3.474 billion and letters of credit of $14 million outstanding, and no additional borrowing capacity, under our revolving bank credit facility as of September 30, 2008. At February 9, 2009, we had borrowings of $1.749 billion and letters of credit of $41 million outstanding, and $1.707 billion of additional borrowing capacity, under that facility. Additionally, Chesapeake Midstream Operating had $365 million of outstanding borrowings, and $95 million of additional borrowing capacity, under its midstream revolving bank credit facility.

Although we believe we have developed an operating and capital budget for 2009 and 2010 that will allow us to fund our business within our anticipated internally generated cash flow, cash resources and other sources of liquidity, such sources historically have not been sufficient to fund all of our expenditures. As a result, we have relied on capital markets financings and asset monetization transactions, such as sales of producing properties, undeveloped acreage and non-strategic assets, joint venture arrangements and volumetric production payment, or VPP, transactions to provide us with additional capital. Since March 31, 2008, these types of transactions have provided approximately $13.0 billion of new capital, and up to $4.575 billion of our future drilling and completion costs in the Haynesville, Fayetteville and Marcellus Shales will be funded by our joint venture partners. These transactions are summarized below:

•

Since April 2008, we have issued 51.75 million shares of our common stock, $1.0 billion of our 9.50% Senior Notes due 2015, $800 million of our 7.25% Senior Notes due 2018 and $1.380 billion of our 2.25% Contingent Convertible Senior Notes due 2038, resulting in aggregate net proceeds to us of $5.668 billion.

•

In May, August and December of 2008, we completed three separate VPP transactions involving approximately 285 bcfe of proved reserves and net production (at the time of sale) of 153 mmcfe per day from wells in Texas, Oklahoma and Kansas, resulting in aggregate net proceeds to us of $1.6 billion.

•

In July of 2008, we entered into a joint venture with Plains Exploration & Production Company to develop our Haynesville Shale leasehold in Northwest Louisiana and East Texas, under the terms of which (1) Plains acquired a 20% interest in our approximately 550,000 net acres of Haynesville Shale leasehold for $1.65 billion in cash, subject to customary post-closing adjustments, (2) Plains agreed to fund 50% of our 80% share of the costs associated with drilling and completing future Haynesville Shale joint venture wells over a multi-year period, up to an additional $1.65 billion, and (3) Plains will have the right to a 20% participation in any additional leasehold we acquire in the Haynesville Shale.

•

In August of 2008, we sold 90,000 net acres of leasehold and producing natural gas properties with net production (at the time of sale) of 50 mmcfe per day in the Arkoma Basin Woodford Shale play in Oklahoma to BP America Production Company for $1.7 billion in cash.

•

In September of 2008, we entered into a joint venture with BP America Production Company to develop our Fayetteville Shale leasehold in Arkansas, under the terms of which (1) BP acquired a 25% interest in our approximately 540,000 net acres of Fayetteville Shale leasehold for $1.1 billion in cash, (2) BP agreed to fund 100% of our 75% share of the costs associated with drilling and completing future Fayetteville Shale joint venture wells over a multi-year period, up to an additional $800 million, and (3) BP will have the right to a 25% participation in any additional leasehold we acquire in the Fayetteville Shale.

•

In November of 2008, we closed a joint venture transaction with StatoilHydro ASA to develop our Marcellus Shale leasehold in Appalachia resulting in cash proceeds to us of $1.25 billion. This transaction is described below under “—Marcellus Shale joint venture.”

While we expect to be able to fund our 2009 and 2010 operating and capital expenditure requirements with our anticipated internally generated cash flow, cash resources and other sources of liquidity, we plan to continue to engage in asset monetization transactions in order to create additional value from our proved and unproved properties and to increase our financial flexibility. We may also consider alternative sources of public or private investment in the company or its subsidiaries. For example, we are currently marketing an additional VPP transaction involving certain of our South Texas assets, and we have resumed plans to sell either a minority interest in our non-Appalachian midstream natural gas business or specific midstream assets. Proceeds from a midstream transaction would be used to fund a portion of the costs associated with building the midstream infrastructure in various shale plays, primarily in the Haynesville Shale. While we believe that our anticipated internally generated cash flow, cash resources and other sources of liquidity will allow us to fully fund our operating and capital expenditure requirements, further deterioration of the economy and other factors could require us to fund these expenditures from further monetization transactions or further curtail our spending. Please read “Risk Factors” beginning on page S-14 of this prospectus supplement.

Our net debt as a percentage of total capitalization (total capitalization is the sum of net debt and stockholders’ equity) was 43% as of September 30, 2008 and 47% as of December 31, 2007. The average maturity of our long-term debt is over eight years with an average interest rate of approximately 5.4%. No scheduled principal payments are required under our outstanding senior notes until 2013 when $864 million is due.

For more information, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the year ended December 31, 2007 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, both of which are incorporated herein by reference.

Midstream restructuring and midstream revolving bank credit facility

In 2008, we transferred substantially all of our midstream assets outside of Appalachia to a group of existing and newly formed wholly owned subsidiaries, which we refer to as our “midstream subsidiaries.” The midstream subsidiaries, their parent, Chesapeake Midstream

Partners, L.P., and its principal operating subsidiary, Chesapeake Midstream Operating, L.L.C., which we refer to collectively as the “Chesapeake Midstream Companies,” were each designated as unrestricted subsidiaries under Chesapeake’s relevant indentures and revolving bank credit facility and were released from their guarantee obligations under all of Chesapeake’s indentures, revolving bank credit facility and secured hedging facilities. The Chesapeake Midstream Companies will not guarantee the notes offered hereby.

On October 16, 2008, Chesapeake Midstream Partners and Chesapeake Midstream Operating entered into a $460 million revolving bank credit facility. The midstream revolving bank credit facility is secured by substantially all of the assets of the Chesapeake Midstream Companies and guaranteed by the midstream subsidiaries. The midstream revolving bank credit facility matures in October 2013, has initial availability of $460 million and may be expanded up to $750 million at the option of Chesapeake Midstream Operating, subject to additional bank participation. Chesapeake Midstream Operating plans to utilize the facility to fund capital expenditures associated with building additional natural gas gathering and other systems associated with Chesapeake’s drilling program and for general corporate purposes related to its midstream operations. The midstream revolving bank credit facility contains a covenant restricting Chesapeake Midstream Partners from paying dividends or distributions to Chesapeake.

At September 30, 2008, on a pro forma basis to give effect to the completion of the restructuring transactions described in the preceding paragraphs, the total assets and total liabilities of the Chesapeake Midstream Companies were approximately $1.9 billion and $1.7 billion, respectively. For the nine-month period ended September 30, 2008, the Chesapeake Midstream Companies generated $235 million and $63 million of our revenues and net income, respectively.

Marcellus Shale joint venture

On November 24, 2008, we entered into a joint venture with a U.S. subsidiary of StatoilHydro ASA under which Statoil acquired a 32.5% interest in our Marcellus Shale assets in Appalachia for $3.375 billion, leaving us with a 67.5% working interest in those assets. The assets include approximately 1.8 million net acres of leasehold, of which Statoil owns approximately 600,000 net acres and Chesapeake owns approximately 1.2 million net acres. Statoil paid us $1.25 billion in cash at closing, which was used for general corporate purposes, and will pay a further $2.125 billion from 2009 to 2012 by funding 75% of our 67.5% share of drilling and completion expenditures until the $2.125 billion obligation has been funded. Statoil will have the right to a 32.5% participation in any additional leasehold acquired by Chesapeake in the Marcellus Shale play. Additionally, Chesapeake and Statoil are evaluating opportunities for an international strategic alliance to jointly explore unconventional natural gas opportunities worldwide.

Exchanges of convertible notes for common stock

During the fourth quarter of 2008, we privately exchanged, pursuant to Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”), approximately $765 million in aggregate principal amount of our 2.75% Contingent Convertible Senior Notes due 2035, our 2.50% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038 for an aggregate of 23,913,203 shares of our common stock.

VPP transaction

On December 31, 2008, we completed a VPP transaction with affiliates of Argonaut Private Equity in which we sold proved reserves of approximately 98 bcfe with net production (at the time of sale) of approximately 60 mmcfe per day in the Anadarko and Arkoma Basins for net proceeds of approximately $412 million, which was used for general corporate purposes.

Financial and operational update

On January 27, 2009, we announced the following financial and operational information related to the 2008 fourth quarter and full year, which are based on weighted average natural gas and oil well head prices at December 31, 2008 of $5.12 per mcf of natural gas and $41.60 per barrel of oil:

•

average daily production for the 2008 fourth quarter of 2.32 bcfe, flat compared to the 2.32 bcfe produced per day in the 2008 third quarter and an increase of 97 mmcfe, or 4%, over the 2.22 bcfe produced per day in the 2007 fourth quarter;

•	full year 2008 production of 843 bcfe, including 775 bcf (92% on a natural gas equivalent basis) of natural gas and 11.220 mmbbls (8% on a natural gas equivalent basis) of oil;

•	average daily production for the full year 2008 of 2.30 bcfe, consisting of 2.119 bcf of natural gas and 31 mbbls of oil; and

•	year-end 2008 estimated proved reserves of approximately 12.1 tcfe, an increase of 1.2 tcfe, or 11%, over year-end 2007 estimated proved reserves of 10.9 tcfe.

We also announced that, due to lower commodity prices at December 31, 2008, we anticipate reporting a non-cash impairment expense of approximately $1.7 billion, net of tax, for the 2008 fourth quarter. We account for our natural gas and oil properties using the full cost method of accounting, which limits the amount of costs we can capitalize and requires us to write off these costs if the carrying value of natural gas and oil assets in the evaluated portion of our full cost pool exceeds the sum of the present value of expected future cash flows of proved reserves using a 10% pre-tax discount rate based on constant pricing and cost assumptions and the present value of certain natural gas and oil hedges. We anticipate reporting an additional impairment of certain investments and other fixed assets of approximately $130 million, net of tax, for the 2008 fourth quarter.

Issuance of 9.50% Senior Notes due 2015

On February 2, 2009, we issued $1.0 billion aggregate principal amount of our 9.50% Senior Notes due 2015. We used the net proceeds from this offering of approximately $934 million to repay outstanding indebtedness under our revolving bank credit facility. The notes offered hereby are being offered as additional debt securities under the indenture pursuant to which such notes were issued. The notes offered by this prospectus supplement and the other notes issued on February 2, 2009 will be treated as a single class of debt securities under the indenture.

THE OFFERING

The summary below describes the principal terms of the notes. Some of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	Chesapeake Energy Corporation.

Notes Offered	$425,000,000 in aggregate principal amount of 9.50% Senior Notes due 2015. The notes are being offered as additional debt securities under an indenture pursuant to which we have previously issued $1.0 billion in aggregate principal amount of our 9.50% Senior Notes due 2015. The notes offered by this prospectus supplement and the other notes issued on February 2, 2009 will be treated as a single class of debt securities under the indenture.

Maturity Date	February 15, 2015.

Interest	Interest on the notes will accrue at an annual rate of 9.50%. Interest will be paid semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2009.

Guarantees	The notes will be unconditionally guaranteed, jointly and severally, by (i) each of our existing subsidiaries, other than the Chesapeake Midstream Companies and certain de minimis subsidiaries, and (ii) each of our future subsidiaries that guarantees any other indebtedness of us or a subsidiary guarantor in excess of $5 million. The guarantee will be released if we dispose of the subsidiary guarantor or it ceases to guarantee certain other indebtedness of us or any other subsidiary guarantor.

At September 30, 2008, on a pro forma basis to give effect to the completion of the restructuring transactions described above under “—Recent Developments—Midstream restructuring and midstream revolving bank credit facility,” the total assets and total liabilities of the Chesapeake Midstream Companies were approximately $1.9 billion and $1.7 billion, respectively. For the nine-month period ended September 30, 2008, the Chesapeake Midstream Companies generated $235 million and $63 million of our revenues and net income, respectively.

Ranking	The notes will be unsecured and will rank equally in right of payment to all of our existing and future senior indebtedness. The notes will rank senior in right of payment to all of our future subordinated indebtedness. The notes will be effectively subordinated to our and our guarantor subsidiaries’ existing and future secured debt and other secured obligations, including debt under our revolving bank credit facility, to the extent of the value of the assets securing such debt. The notes will also be effectively subordinated to the debt of any non-guarantor subsidiaries, including the debt of the Chesapeake Midstream Companies. Please read “Description of Notes—Ranking.”

As of September 30, 2008, we had approximately $14.4 billion in principal amount of senior indebtedness outstanding, $3.474 billion of which was secured. Upon completion of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” and after giving effect to the other transactions described under “Capitalization,” we would have had, on a pro forma basis as of September 30, 2008, approximately $14.1 billion in principal amount of senior indebtedness outstanding, $2.5 billion of which would have been secured. As of February 9, 2009, we had outstanding borrowings of $1.749 billion, and $1.707 billion of additional borrowing capacity, under our revolving bank credit facility, and Chesapeake Midstream Operating had outstanding borrowings of $365 million, and $95 million of additional borrowing capacity, under its revolving bank credit facility.

Make-Whole Redemption	We may redeem some or all of the notes at any time prior to maturity by the payment of a make-whole premium described under “Description of Notes—Make-Whole Redemption.”

Restrictive Covenants	The indenture governing the notes will contain covenants that limit our ability and certain of our subsidiaries’ ability to:

•	incur certain secured indebtedness;

•	enter into sale-leaseback transactions; and

•	consolidate, merge or transfer assets.

The covenants are subject to a number of exceptions and qualifications. See “Description of Notes—Certain Covenants.”

Use of Proceeds

We expect the net proceeds to us from this offering, after deducting the underwriting discount and estimated expenses of the offering, to be approximately $409 million. We intend to use the net proceeds from this offering to repay outstanding indebtedness under our revolving bank credit facility, which we anticipate reborrowing from time to time to fund our drilling and leasehold acquisition initiatives and for general corporate purposes. Affiliates of the underwriters in this offering are lenders under our revolving bank credit facility and will receive a portion of the proceeds from this offering. Please see “Use of Proceeds” on page S-25 of this prospectus supplement.

Book-Entry, Delivery and Form	Initially, the notes will be represented by one or more permanent global certificates in definitive, fully registered form deposited with a custodian for, and registered in the name of, a nominee of The Depository Trust Company.

Risk Factors

You should carefully consider all information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein as set out in the section entitled “Where You Can Find More Information” beginning on page S-62 of this prospectus supplement. In particular, you should evaluate the specific risk factors set forth in the section entitled “Risk Factors” in this prospectus supplement for a discussion of risks relating to an investment in the notes.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following tables set forth summary consolidated financial data as of and for each of the three years ended December 31, 2007, 2006 and 2005 and the nine months ended September 30, 2008 and 2007. This data was derived from our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007 and from our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2008, each of which is incorporated by reference herein. The financial data below should be read together with, and is qualified in its entirety by reference to, our historical consolidated financial statements and the accompanying notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” which are set forth in such Annual Report on Form 10-K and Quarterly Report on Form 10-Q.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2006	2005	2008	2007
	($ in millions, except per share data)
Statement of Operations Data:
Revenues:
Natural gas and oil sales	$5,624	$5,619	$3,273	$5,587	$4,164
Natural gas and oil marketing sales	2,040	1,577	1,392	2,934	1,446
Service operations revenue	136	130	—	127	101

Total revenues	7,800	7,326	4,665	8,648	5,711

Operating costs:
Production expenses	640	490	317	658	461
Production taxes	216	176	208	250	151
General and administrative expenses	243	139	64	288	168
Natural gas and oil marketing expenses	1,969	1,522	1,358	2,864	1,394
Service operations expense	94	68	—	104	67
Natural gas and oil depreciation, depletion and amortization	1,835	1,359	894	1,518	1,314
Depreciation and amortization of other assets	154	104	51	125	120
Employee retirement expense	—	55	—	—	—

Total operating costs	5,151	3,913	2,892	5,807	3,675

Income from operations	2,649	3,413	1,773	2,841	2,036

Other income (expense):
Interest and other income	15	26	10	(13)	12
Interest expense	(406)	(301)	(220)	(212)	(279)
Loss on repurchases or exchanges of Chesapeake debt	—	—	(70)	(31)	—
Consent solicitation fees	—	—	—	(10)	—
Gain on sale of investments	83	117	—	—	83

Total other income (expense)	(308)	(158)	(280)	(266)	(184)

Income before income taxes	2,341	3,255	1,493	2,575	1,852
Income tax expense:
Current	29	5	—	196	19
Deferred	861	1,247	545	795	685

Total income tax expense	890	1,252	545	991	704

Net Income	1,451	2,003	948	1,584	1,148
Preferred stock dividends	(94)	(89)	(42)	(27)	(77)
Loss on conversion/exchange of preferred stock	(128)	(10)	(26)	(67)	—

Net income available to common shareholders	$1,229	$1,904	$880	$1,490	$1,071

Earnings per common share—basic	$2.69	$4.78	$2.73	$2.85	$2.37
Earnings per common share—assuming dilution	$2.62	$4.35	$2.51	$2.73	$2.23
Cash dividends declared per common share	$0.2625	$0.23	$0.195	$0.2175	$0.195

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2006	2005	2008	2007
	($ in millions, except ratios)
Cash Flow Data:
Cash provided by operating activities	$4,932	$4,843	$2,407	$4,305	$3,389
Cash used in investing activities	7,922	8,942	6,921	8,201	6,488
Cash provided by financing activities	2,988	4,042	4,567	5,859	3,098

Other Financial Data:
Ratio of earnings to fixed charges(1)(2)	4.2x	7.3x	5.6x	5.1x	4.6x
Ratio of total debt to EBITDA	2.3x	1.5x	2.1x	—	—
EBITDA(3)	$4,736	$5,019	$2,658	$4,430	$3,565

Balance Sheet Data:
Total assets	$30,734	$24,417	$16,118	$40,018	$29,889
Long-term debt, net	10,950	7,376	5,490	14,345	10,872
Stockholders’ equity	12,130	11,251	6,174	16,407	12,004

(1)	For purposes of determining the ratios of earnings to fixed charges, earnings are defined as net income before income taxes, cumulative effect of accounting changes, pretax gain or loss on investment in equity investees in excess of distributed earnings, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), amortization of debt expenses and discount or premium relating to any indebtedness.
(2)	The ratio of earnings to fixed charges for the years ended December 31, 2003 and 2004 was 4.0x and 4.8x, respectively.
(3)	EBITDA represents net income before income tax expense, interest expense, natural gas and oil depreciation, depletion and amortization and depreciation and amortization of other assets. EBITDA is presented as a supplemental financial measurement in the evaluation of our business. We believe that it provides additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. This measure is widely used by investors and rating agencies in the valuation, comparison, rating and investment recommendations of companies. EBITDA is also a financial measurement that, with certain negotiated adjustments, is reported to our lenders pursuant to our revolving bank credit facility and is used in the financial covenants in our revolving bank credit facility and our senior note indentures. EBITDA is not a measure of financial performance under GAAP. Accordingly, it should not be considered as a substitute for net income, income from operations or cash flow provided by operating activities prepared in accordance with GAAP. EBITDA is reconciled to net income and cash provided by operating activities as follows:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2006	2005	2008	2007
	($ in millions)
Net income	$1,451	$2,003	$948	$1,584	$1,148
Income tax expense	890	1,252	545	991	704
Interest expense	406	301	220	212	279
Natural gas and oil depreciation, depletion and amortization	1,835	1,359	894	1,518	1,314
Depreciation and amortization of other assets	154	104	51	125	120
EBITDA	$4,736	$5,019	$2,658	$4,430	$3,565

Cash provided by operating activities	$4,932	$4,843	$2,407	$4,305	$3,389
Change in assets and liabilities	(325)	(798)	19	142	90
Interest expense	406	301	220	212	279
Unrealized gains (losses) on natural gas and oil derivatives	(375)	496	41	80	(113)
Other non-cash items	98	177	(29)	(309)	(80)
EBITDA	$4,736	$5,019	$2,658	$4,430	$3,565

Summary Reserve Information

The following table sets forth our estimated proved reserves and the present value of our proved reserves as of December 31, 2007 (based on our weighted average wellhead prices at December 31, 2007 of $6.19 per mcf of natural gas and $90.58 per barrel of oil). These prices were based on the cash spot prices for natural gas and oil at December 31, 2007.

	Natural Gas (mmcf)	Oil (mbbl)	Natural Gas Equivalent (mmcfe)	Percent of Proved Reserves	Present Value ($ in millions)
Mid-Continent	4,723,987	66,256	5,121,522	47%	$11,050
Barnett Shale	2,062,476	102	2,063,091	19	2,969
Appalachian Basin	1,394,635	1,491	1,403,579	13	1,260
Permian and Delaware Basins	707,426	47,146	990,303	9	2,548
Ark-La-Tex	669,384	4,319	695,300	6	1,155
South Texas and Texas Gulf Coast	579,391	4,240	604,828	6	1,591

Total	10,137,299	123,554	10,878,623	100%	$20,573	(1)

(1)	Represents the present value, discounted at 10% per annum, of estimated future gross revenue to be generated from the production of proved reserves, net of estimated production and future development costs, using prices and costs in effect at December 31, 2007. The prices used in our external and internal reserve reports yield weighted average wellhead prices of $6.19 per mcf of natural gas and $90.58 per barrel of oil. These prices should not be interpreted as a prediction of future prices, nor do they reflect the value of our commodity hedges in place at December 31, 2007. The amounts shown do not give effect to non-property related expenses, such as corporate general and administrative expenses and debt service, or to depreciation, depletion and amortization. Estimated future net revenue and the present value thereof differ from future net cash flows and the standardized measure thereof only because the former do not include the effects of estimated future income tax expenses ($5.6 billion as of December 31, 2007). Management uses future net revenue, which is calculated without deducting estimated future income tax expenses, and the present value thereof as one measure of the value of the company’s current proved reserves and to compare relative values among peer companies without regard to income taxes. We also understand that securities analysts and rating agencies use this measure in similar ways. While future net revenue and present value are based on prices, costs and discount factors which are consistent from company to company, the standardized measure of discounted future net cash flows is dependent on the unique tax situation of each individual company.

Future prices and costs may be materially higher or lower than the prices and costs as of the date of any estimate. A change in price of $0.10 per mcf for natural gas and $1.00 per barrel for oil would result in a change in our December 31, 2007 present value of estimated future net revenue of proved reserves of approximately $390 million and $56 million, respectively.

Summary Production, Sales, Prices and Expenses Data

The following table sets forth information regarding the production volumes, natural gas and oil sales, average sales prices received, other operating income and expenses for the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2006	2005	2008	2007
Net Production:
Natural gas (mmcf)	654,969	526,459	422,389	579,423	467,197
Oil (mbbl)	9,882	8,654	7,698	8,372	7,147
Natural gas equivalent (mmcfe)	714,261	578,383	468,577	629,655	510,079

Natural Gas and Oil Sales ($ in millions):
Natural gas sales	$4,117	$3,343	$3,231	$5,046	$2,918
Natural gas derivatives—realized gains (losses)	1,214	1,269	(367)	(174)	890
Natural gas derivatives—unrealized gains (losses)	(139)	467	37	325	(58)

Total natural gas sales	5,192	5,079	2,901	5,197	3,750

Oil sales	678	527	402	915	443
Oil derivatives—realized gains (losses)	(11)	(15)	(34)	(280)	26
Oil derivatives—unrealized gains (losses)	(235)	28	4	(245)	(55)

Total oil sales	432	540	372	390	414

Total natural gas and oil sales	$5,624	$5,619	$3,273	$5,587	$4,164

Average Sales Price (excluding gains (losses) on derivatives):
Natural gas ($ per mcf)	$6.29	$6.35	$7.65	$8.71	$6.25
Oil ($ per bbl)	$68.64	$60.86	$52.20	$109.28	$61.91
Natural gas equivalent ($ per mcfe)	$6.71	$6.69	$7.75	$9.47	$6.59

Average Sales Price (excluding unrealized gains (losses) on derivatives):
Natural gas ($ per mcf)	$8.14	$8.76	$6.78	$8.41	$8.15
Oil ($ per bbl)	$67.50	$59.14	$47.77	$75.82	$65.55
Natural gas equivalent ($ per mcfe)	$8.40	$8.86	$6.90	$8.75	$8.39

Other Operating Income ($ per mcfe):
Natural gas and oil marketing	$0.10	$0.09	$0.07	$0.11	$0.10
Service operations	$0.06	$0.11	$—	$0.04	$0.07

Expenses ($ per mcfe):
Production expenses	$0.90	$0.85	$0.68	$1.04	$0.90
Production taxes	$0.30	$0.31	$0.44	$0.40	$0.30
General and administrative expenses	$0.34	$0.24	$0.14	$0.46	$0.33
Natural gas and oil depreciation, depletion and amortization	$2.57	$2.35	$1.91	$2.41	$2.58
Depreciation and amortization of other assets	$0.22	$0.18	$0.11	$0.20	$0.24
Interest expense(1)	$0.51	$0.52	$0.47	$0.35	$0.52

(1)	Includes the effects of realized gains or (losses) from interest rate derivatives, but does not include the effects of unrealized gains or (losses) and is net of amounts capitalized.

RISK FACTORS

In addition to the other information set forth elsewhere or incorporated by reference in this prospectus supplement, the following factors relating to our company and the offering should be considered carefully before making an investment in the notes offered hereby.

Risks Related to Our Business

Natural gas and oil prices are volatile. A decline in prices could adversely affect our financial position, financial results, cash flows, access to capital and ability to grow.

Our revenues, operating results, profitability and future rate of growth depend primarily upon the prices we receive for the natural gas and oil we sell. Prices also affect the amount of cash flow available for capital expenditures and our ability to borrow money or raise additional capital. The amount we can borrow from banks is subject to periodic redeterminations based on prices specified by our bank group at the time of redetermination. In addition, we may have ceiling test write-downs if prices fall significantly, as has been the case in the past three months.

Historically, the markets for natural gas and oil have been volatile and they are likely to continue to be volatile. Wide fluctuations in natural gas and oil prices may result from relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and other factors that are beyond our control, including:

•	worldwide and domestic supplies of natural gas and oil;

•	weather conditions;

•	the level of consumer demand;

•	the price and availability of alternative fuels;

•	the proximity and capacity of natural gas pipelines and other transportation facilities;

•	the price and level of foreign imports;

•	domestic and foreign governmental regulations and taxes;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree to and maintain oil price and production controls;

•	political instability or armed conflict in oil-producing regions; and

•	overall domestic and global economic conditions.

These factors and the volatility of the energy markets make it extremely difficult to predict future natural gas and oil price movements with any certainty. Declines in natural gas and oil prices not only reduce revenue, but also reduce the amount of natural gas and oil that we can produce economically and, as a result, could have a material adverse effect on our financial condition, results of operations and reserves. Further, natural gas and oil prices do not necessarily move in tandem. Because approximately 93% of our reserves at September 30, 2008 were natural gas reserves, we are more affected by movements in natural gas prices.

Our level of indebtedness may limit our financial flexibility.

As of September 30, 2008, we had approximately $14.4 billion in principal amount of senior indebtedness outstanding, $3.474 billion of which was indebtedness under our secured revolving bank credit facility. Our net indebtedness represented 43% of our total book capitalization at September 30, 2008. Upon completion of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” and after giving effect to the other transactions described under “Capitalization,” we would have had, on a pro forma basis as of September 30, 2008, approximately $14.1 billion in principal amount of senior indebtedness outstanding,

$2.5 billion of which would have been secured. As of February 9, 2009, we had approximately $14.0 billion of long-term indebtedness outstanding, with $1.749 billion outstanding, and $1.707 billion of additional borrowing capacity, under our revolving bank credit facility and Chesapeake Midstream Operating had outstanding borrowings of $365 million, and $95 million of additional borrowing capacity, under its revolving bank credit facility. See “Capitalization.”

Our level of indebtedness and preferred stock affects our operations in several ways, including the following:

•	a portion of our cash flows from operating activities must be used to service our indebtedness and pay dividends on our preferred stock and is not available for other purposes;

•	we may be at a competitive disadvantage as compared to similar companies that have less debt;

•

the covenants contained in the agreements governing our outstanding indebtedness and future indebtedness may limit our ability to borrow additional funds, pay dividends and make certain investments and may also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	additional financing in the future for working capital, capital expenditures, acquisitions, general corporate or other purposes may have higher costs and more restrictive covenants; and

•

changes in the credit ratings of our debt may negatively affect the cost, terms, conditions and availability of future financing, and lower ratings will increase the interest rate and fees we pay on our revolving bank credit facility.

We may incur additional debt, including secured indebtedness, or issue additional series of preferred stock in order to develop our properties and make future acquisitions. A higher level of indebtedness and/or additional preferred stock increases the risk that we may default on our obligations. Our ability to meet our debt obligations and to reduce our level of indebtedness depends on our future performance. General economic conditions, natural gas and oil prices and financial, business and other factors affect our operations and our future performance. Many of these factors are beyond our control. Factors that will affect our ability to raise cash through an offering of our capital stock or a refinancing of our debt include financial market conditions, the value of our assets, the number of shares of capital stock we have authorized, unissued and unreserved and our performance at the time we need capital.

Chesapeake Midstream Operating’s revolving bank credit facility contains a covenant effectively prohibiting Chesapeake Midstream Partners from paying dividends or distributions to Chesapeake.

In addition, our bank borrowing base is subject to periodic redetermination. A lowering of our borrowing base could require us to repay indebtedness in excess of the borrowing base, or we might be required to provide the lenders with additional collateral.

The current financial crisis may have impacts on our business and financial condition that we cannot predict.

The continued credit crisis and related turmoil in the global financial system may continue to have an impact on our business and our financial condition, and we may face challenges if conditions in the financial markets do not improve. Although we believe we have developed an operating and capital budget for 2009 and 2010 that will allow us to fund our business with anticipated internally generated cash flow, cash resources and other sources of liquidity, such sources historically have not been sufficient to fund all of our expenditures, and we have relied on the capital markets and asset monetization transactions to provide us with additional capital. Our ability to access the capital markets has been restricted as a result of this crisis and may be restricted in the future when we would like, or need, to raise capital. The financial crisis may also limit the number of participants in our proposed asset monetization transactions or reduce the values we are able to realize in those transactions, making these transactions uneconomic or harder or impossible to consummate. The economic situation could also adversely affect the collectability of our trade receivables and cause our commodity hedging arrangements to be ineffective if our counterparties are unable to perform their obligations or seek bankruptcy protection. Additionally, the current economic situation could lead to reduced demand for natural gas and oil, or lower prices for natural gas and oil, or both, which could have a negative impact on our revenues.

Additionally, due to the current financial crisis, decreases in natural gas prices and concerns about an over supply of natural gas in the U.S. market, we and other exploration and production companies significantly curtailed leasehold acquisition efforts during the second half of 2008. As a result, we have entered into negotiations with several significant Haynesville Shale mineral or leasehold owners seeking to acquire their interests at reduced prices. We have reached agreement with some of these owners and are still negotiating with others.

We have entered into several joint venture transactions that monetize a portion of our investment in certain shale plays and provide drilling cost carries for our retained interest. If our joint venture partners in these transactions do not meet their obligations under these arrangements, we may be required to fund these expenditures from other sources or reduce our drilling activities.

Price declines during 2008 and in the future may result in a write-down of our asset carrying values.

We utilize the full-cost method of accounting for costs related to our natural gas and oil properties. Under this method, all such costs (for both productive and nonproductive properties) are capitalized and amortized on an aggregate basis over the estimated lives of the properties using the unit-of-production method. However, these capitalized costs are subject to a ceiling test which limits such pooled costs to the aggregate of the present value of future net revenues attributable to proved natural gas and oil reserves discounted at 10% plus the lower of cost or market value of unproved properties. The full-cost ceiling is evaluated at the end of each quarter using the prices for natural gas and oil at that date, adjusted for the impact of derivatives accounted for as cash flow hedges.

Natural gas and oil prices declined throughout the second half of 2008 and were $5.71 per mcf and $44.61 per barrel on December 31, 2008. While we have not completed our calculation of our full-cost ceiling test as of December 31, 2008, we anticipate having an impairment of approximately $1.7 billion, net of income tax, of our natural gas and oil properties as of that date, which would be reflected in our financial statements as of and for the year ended December 31, 2008. If natural gas and oil prices were to improve sufficiently prior to the time we complete such financial statements, we may not be required to record a write-down of our oil and natural gas properties under the full-cost method of accounting. We can, however, offer no assurance that such a recovery in prices will occur before we file our Annual Report on Form 10-K for fiscal year 2008. We also anticipate reporting an after-tax non-cash impairment charge to certain investments and fixed assets of approximately $0.1 billion for the 2008 fourth quarter as a result of lower asset valuation estimates.

Commodity prices in early 2009 have continued to trend lower. This and other factors could cause us to write down our natural gas and oil properties or other assets in the future and incur a non-cash charge against future earnings.

Significant capital expenditures are required to replace our reserves.

Our exploration, development and acquisition activities require substantial capital expenditures. Historically, we have funded our capital expenditures through a combination of cash flows from operations, our revolving bank credit facility and debt and equity issuances. Beginning in late 2007, we have also engaged in significant asset monetization transactions. Future cash flows are subject to a number of variables, such as the level of production from existing wells, prices of natural gas and oil, our success in developing and producing new reserves, the orderly functioning of credit and capital markets, and our ability to complete additional planned asset monetization transactions. If revenues were to decrease as a result of lower natural gas and oil prices or decreased production, and our access to capital were limited, we would have a reduced ability to replace our reserves. We may not be able to access additional bank debt, debt or equity or other methods of financing on an economic basis to meet these requirements.

If we are not able to replace reserves, we may not be able to sustain production.

Our future success depends largely upon our ability to find, develop or acquire additional natural gas and oil reserves that are economically recoverable. Unless we replace the reserves we produce through successful development, exploration or acquisition activities, our proved reserves and production will decline over time. In addition, approximately 36% of our total estimated proved reserves (by volume) at December 31, 2007 were undeveloped. By their nature, estimates of undeveloped reserves are less certain. Recovery of such reserves will require significant capital expenditures and successful drilling operations. Thus, our future natural gas and oil reserves and production and, therefore, our cash flow and income are highly dependent on our success in efficiently developing and exploiting our current reserves and economically finding or acquiring additional recoverable reserves.

Competition in the natural gas and oil industry is intense, and many of our competitors have greater financial and other resources than we do.

We operate in the highly competitive areas of natural gas and oil development, exploitation, exploration, acquisition and production. We face intense competition from both major and other independent natural gas and oil companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive natural gas and oil properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Our ability to develop and exploit our natural gas and oil properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

The actual quantities and present value of our proved reserves may prove to be lower than we have estimated.

This prospectus supplement contains and incorporates by reference estimates of our proved reserves and the estimated future net revenues from our proved reserves. These estimates are based upon various assumptions, including assumptions required by the SEC relating to natural gas and oil prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. The process of estimating natural gas and oil reserves is complex. The process involves significant decisions and assumptions in the evaluation of available geological, geophysical, engineering and economic data for each reservoir. Therefore, these estimates are inherently imprecise.

Actual future production, natural gas and oil prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable natural gas and oil reserves most likely will vary from these estimates. Such variations may be significant and could materially affect the estimated quantities and present value of our proved reserves. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development drilling, prevailing natural gas and oil prices and other factors, many of which are beyond our control. Our properties may also be susceptible to hydrocarbon drainage from production by operators on adjacent properties.

At December 31, 2007, approximately 36% of our estimated proved reserves (by volume) were undeveloped. Recovery of undeveloped reserves requires significant capital expenditures and successful drilling operations. These reserve estimates include the assumption that we will make significant capital expenditures to develop the reserves. You should be aware that the estimated costs may not be accurate, development may not occur as scheduled and results may not be as estimated.

You should not assume that the present values included or incorporated by reference in this prospectus supplement represent the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, the estimates of our present values are based on prices and costs as of the date of the estimates. The December 31, 2007 present value is based on weighted average natural gas and oil wellhead prices at December 31, 2007 of $6.19 per mcf of natural gas and $90.58 per barrel of oil. Actual future prices and costs may be materially higher or lower than the prices and costs as of the date of an estimate.

Any changes in consumption by natural gas and oil purchasers or in governmental regulations or taxation will also affect actual future net cash flows.

The timing of both the production and the expenses from the development and production of natural gas and oil properties will affect both the timing of actual future net cash flows from our proved reserves and their present value. In addition, the 10% discount factor, which is required by the SEC to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most accurate discount factor. The effective interest rate at various times and the risks associated with our business or the natural gas and oil industry in general will affect the accuracy of the 10% discount factor.

Exploration and development drilling may not result in commercially productive reserves.

We do not always encounter commercially productive reservoirs through our drilling operations. The new wells we drill or participate in may not be productive and we may not recover all or any portion of our investment in new wells. The seismic data and other technologies we use do not allow us to know conclusively prior to drilling a well that oil or natural gas is present or may be produced economically. The cost of drilling, completing and operating a well is often uncertain, and cost factors can adversely affect the economics of a project. Our efforts will be unprofitable if we drill dry wells or wells that are productive but do not produce enough reserves to return a profit after drilling, operating and other costs. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	increases in the cost of, or shortages or delays in the availability of, drilling rigs and equipment;

•	unexpected drilling conditions;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions; and

•	compliance with environmental and other governmental requirements.

Drilling results in our newer shale plays, primarily the Haynesville and Marcellus Shales, may be more uncertain than in shale plays that are more developed and have longer established production histories, such as the Barnett and Fayetteville Shales. Our experience with horizontal drilling in the Haynesville and Marcellus Shales, as well as the industry’s drilling and production history, is more limited than in the Barnett and Fayetteville Shale plays. Completion techniques that have proven to be successful in other shale formations to maximize recoveries are being used in the early development of the Haynesville and Marcellus Shales; however, we can provide no assurance of the ultimate success of these drilling and completion techniques.

Certain of our undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage.

As of December 31, 2008, we had leases on approximately 0.5 million and 1.2 million net acres, respectively, in the Haynesville and Marcellus Shale areas. A sizeable portion of this acreage is not currently held by production. Unless production in paying quantities is established on units containing these leases during their terms, the leases will expire. If our leases expire, we will lose our right to develop the related properties. Our drilling plans for these areas are subject to change based upon various factors, including drilling results, oil and natural gas prices, the availability and cost of capital, drilling and production costs, availability of drilling services and equipment, gathering system and pipeline transportation constraints, and regulatory approvals.

Our hedging activities may reduce the realized prices received for our natural gas and oil sales and require us to provide collateral for hedging liabilities.

In order to manage our exposure to price volatility in marketing our natural gas and oil, we enter into natural gas and oil price risk management arrangements for a portion of our expected production. Commodity price hedging may limit the prices we actually realize and therefore reduce natural gas and oil revenues in the future. Our commodity hedging activities will impact our earnings in various ways, including recognition of certain mark-to-market gains and losses on derivative instruments. The fair value of our natural gas and oil derivative instruments can fluctuate significantly between periods. In addition, our commodity price risk management transactions may expose us to the risk of financial loss in certain circumstances, including instances in which:

•	our production is less than expected;

•	there is a widening of price differentials between delivery points for our production and the delivery point assumed in the hedge arrangement; or

•	the counterparties to our contracts fail to perform under the contracts.

All but three of our commodity price risk management counterparties require us to provide assurances of performance in the event that the counterparties’ mark-to-market exposure to us exceeds certain levels. Most of these arrangements allow us to minimize the potential liquidity impact of significant mark-to-market fluctuations by making collateral allocations from our revolving bank credit facility or directly pledging natural gas and oil properties, rather than posting cash or letters of credit with the counterparties. Future collateral requirements are uncertain, however, and will depend on the arrangements with our counterparties and highly volatile natural gas and oil prices.

Acquisitions may prove to be worth less than we paid because of uncertainties in evaluating recoverable reserves and potential liabilities.

Our growth during the past few years is due in large part to drilling on undeveloped or underdeveloped leasehold combined with acquisitions of exploration and production companies and producing properties. Successful acquisitions require an assessment of a number of factors, including estimates of recoverable reserves, exploration potential, future natural gas and oil prices, operating costs and potential environmental and other liabilities. Such assessments are inexact and their accuracy is inherently uncertain. In connection with our assessments, we perform a review of the acquired properties which we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems. In addition, our review may not permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We do not inspect every well. Even when we inspect a well, we do not always discover structural, subsurface or environmental problems that may exist or arise. As a result of these factors, the purchase price we pay to acquire natural gas and oil properties may exceed the value we realize. We are generally not entitled to contractual indemnification for pre-closing liabilities, including environmental liabilities. Normally, we acquire interests in properties on an “as is” basis with limited remedies for breaches of representations and warranties. Additionally, when we make entity acquisitions, we may have transferee liability that is not fully indemnified.

Lower natural gas and oil prices could negatively impact our ability to borrow.

Our revolving bank credit facility limits our borrowings to the lesser of the borrowing base and the total commitments. Currently both are $3.5 billion, although one lender, Lehman Brothers Commercial Bank, did not fund approximately $11 million of its share of our borrowings under the facility in the third quarter of 2008, and we do not expect that it would fund any future borrowings following repayment of current amounts borrowed. The borrowing base is determined periodically at the discretion of the banks and is based in part on natural gas and oil prices. Additionally, some of our indentures contain covenants limiting our ability to incur indebtedness in addition to that incurred under our revolving bank credit facility. These indentures limit our ability to incur additional indebtedness unless we meet one of two alternative tests. The first alternative is based on our adjusted consolidated net tangible assets (as defined in all of our indentures), which is determined using discounted future net revenues from proved natural gas and oil reserves as of the end of each year. The second alternative is based on the ratio of our adjusted consolidated EBITDA (as defined in the relevant indentures) to our adjusted consolidated interest expense over a trailing twelve-month period. Currently, we are permitted to incur additional indebtedness under both debt incurrence tests. Lower natural gas and oil prices in the future could reduce our adjusted consolidated EBITDA, as well as our adjusted consolidated net tangible assets, and thus could reduce our ability to incur additional indebtedness. Lower natural gas and oil prices could also reduce the borrowing base under our revolving bank credit facility, and if such borrowing base were reduced below the amount of borrowings outstanding, we would be required to repay an amount of borrowings such that outstanding borrowings do not exceed the borrowing base.

Natural gas and oil drilling and producing operations can be hazardous and may expose us to environmental liabilities.

Natural gas and oil operations are subject to many risks, including well blowouts, cratering and explosions, pipe failures, fires, formations with abnormal pressures, uncontrollable flows of oil, natural gas, brine or well fluids, and other environmental hazards and risks. Our drilling operations involve risks from high pressures and from mechanical difficulties such as stuck pipes, collapsed casings and separated cables. If any of these risks occurs, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and administrative, civil and criminal penalties; and

•	injunctions resulting in limitation or suspension of operations.

There is inherent risk of incurring significant environmental costs and liabilities in our exploration and production operations due to our generation, handling, and disposal of materials, including wastes and petroleum hydrocarbons. We may incur joint and several, strict liability under applicable U.S. federal and state environmental laws in connection with releases of petroleum hydrocarbons and other hazardous substances at, on, under or from our leased or owned properties, some of which have been used for natural gas and oil exploration and production activities for a number of years, often by third parties not under our control. While we may maintain insurance against some, but not all, of the risks described above, our insurance may not be adequate to cover casualty losses or liabilities. Also, in the future we may not be able to obtain insurance at premium levels that justify its purchase.

In addition, studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere. Methane, a primary component of natural gas, and carbon dioxide, a byproduct of the burning of natural gas, are examples of greenhouse gases. The U.S. Congress and various states have been evaluating climate-related legislation and other regulatory initiatives that would restrict emissions of greenhouse gases in areas in which we conduct business. Such restrictions may have an effect on demand for our products, particularly because natural gas is viewed by many as a readily available replacement for more carbon intensive sources of energy. Likewise, such restrictions may result in additional compliance obligations with respect to the release, capture and use of carbon dioxide that could have an adverse effect on our operations.

It is customary in our industry to use hydraulic fracturing – a process that creates a fracture extending from the well bore in a rock formation – to enable gas or oil to move more easily through the rock pores to a production well. Fractures are typically created through the injection of water and chemicals into the rock formation. Legislative and regulatory efforts at the federal level and in some states have been made to render permitting and compliance requirements more stringent for hydraulic fracturing. Such efforts could have an adverse effect on our operations.

Our ability to sell natural gas and/or receive market prices for our gas may be adversely affected by pipeline and gathering system capacity constraints and various transportation interruptions.

A number of companies are operating in the Haynesville and Marcellus Shales. If drilling in the Haynesville and Marcellus Shales continues to be successful, the amount of natural gas being produced could exceed the capacity of the various gathering and intrastate or interstate transportation pipelines currently available in these areas. If this occurs, it will be necessary for new pipelines and gathering systems to be built. Because of the current economic climate, certain pipeline projects that are planned for the Haynesville and Marcellus Shale areas may not occur for lack of financing. In addition, capital constraints could limit our ability to build intrastate gathering systems necessary to transport our gas to interstate pipelines. In such event, we might have to shut in our wells awaiting a pipeline connection or capacity and/or sell natural gas production at significantly lower prices than those quoted on NYMEX or than we currently project, which would adversely affect our results of operations.

A portion of our natural gas and oil production in any region may be interrupted, or shut in, from time to time for numerous reasons, including as a result of weather conditions, accidents, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions. If a substantial amount of our production is interrupted at the same time, it could temporarily adversely affect our cash flow.

Risks Related to the Notes

Holders of the notes will be effectively subordinated to all of our and our subsidiaries’ secured indebtedness and obligations.

Holders of our secured indebtedness and other secured obligations, which is comprised primarily of the indebtedness under our revolving bank credit facility and our obligations to certain of our hedging counterparties under our secured hedging facilities, have claims with respect to our assets constituting collateral for their indebtedness and obligations that are prior to your claims under the notes. In the event of a default on the notes or our bankruptcy, liquidation or reorganization, those assets would be available to satisfy obligations with respect to the indebtedness and obligations secured thereby before any payment could be made on the notes. Accordingly, our secured indebtedness and obligations would effectively be senior to the notes to the extent of the value of the collateral securing that indebtedness and those obligations. The indenture under which the notes will be issued does not limit our ability to incur additional indebtedness. In addition, that indenture limits, but does not prohibit us from issuing secured indebtedness without equally and ratably securing the notes. To the extent the value of the collateral is not sufficient to satisfy the secured indebtedness and obligations, the holders of that indebtedness and those obligations would be entitled to share with the holders of the notes and the holders of other claims against us with respect to our other assets. In addition, in certain circumstances a subsidiary may not be required to be, or may be delayed in becoming, a subsidiary guarantor.

The notes also will be structurally subordinated to any indebtedness of a subsidiary that is not a subsidiary guarantor. For example, we recently transferred substantially all of our midstream assets outside of Appalachia to the Chesapeake Midstream Companies. The Chesapeake Midstream Companies have been designated as unrestricted subsidiaries under Chesapeake’s relevant indentures and revolving bank credit facility and were released from their guarantee obligations under Chesapeake’s indentures, revolving bank credit facility and secured hedging facilities. Additionally, Chesapeake Midstream Partners and Chesapeake Midstream Operating are parties to a $460 million revolving bank credit facility which is secured by substantially all of the assets of the Chesapeake Midstream Companies and guaranteed by the midstream subsidiaries. The Chesapeake Midstream Companies will not guarantee Chesapeake’s obligations under the notes, and, as a consequence, holders of the notes will be structurally subordinated to all of their indebtedness and obligations, including debt incurred under the midstream revolving bank credit facility.

A guarantee could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able only to rely on us to satisfy claims.

Under U.S. bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee can be voided, or claims under a guarantee may be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	intended to hinder, delay or defraud any present or future creditor or received less than reasonably equivalent value or fair consideration for the incurrence of the guarantee;

•	was insolvent or rendered insolvent by reason of such incurrence;

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay those debts as they mature.

In addition, any payment by that guarantor under a guarantee could be voided and required to be returned to the guarantor or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•

the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•	it could not pay its debts as they became due.

On the basis of historical financial information, recent operating history and other factors, we believe that the subsidiary guarantees are being incurred for proper purposes and in good faith and that each subsidiary guarantor, after giving effect to its guarantee of the notes, will not be insolvent, have unreasonably small capital for the business in which it is engaged or have incurred debts beyond its ability to pay those debts as they mature. We cannot be certain, however, that a court would agree with our conclusions in this regard.

We conduct substantially all of our operations through our subsidiaries, and we rely on dividends, distributions, proceeds from intercompany transactions and the like from our subsidiaries to meet our obligations for payment of principal and interest on our outstanding debt obligations and other obligations. To the extent that a subsidiary has not guaranteed the notes or such subsidiary’s guarantee is voided, holders of the notes will be effectively subordinated to all existing and future liabilities of such subsidiary. The Chesapeake Midstream Companies will not guarantee the notes offered hereby. Additionally, the midstream revolving bank credit facility contains a covenant effectively prohibiting the Chesapeake Midstream Companies from paying dividends or distributions to Chesapeake.

You may find it difficult to sell your notes.

Although the underwriters have indicated that they intend to make a market in the notes, they are not obligated to do so and any of their market making activities may be terminated or limited at any time. In addition, although we have registered the offer and sale of the notes under the Securities Act and intend to apply for a listing of the notes on the New York Stock

Exchange, there can be no assurance as to the liquidity of markets for the notes, the ability of noteholders to sell their notes or the prices at which notes could be sold. The notes may trade at prices that are lower than their initial purchase price depending on many factors, including prevailing interest rates and the markets for similar securities. The liquidity of trading markets for the notes may also be adversely affected by general declines or disruptions in the markets for debt securities. Those market declines or disruptions could adversely affect the liquidity of and market for the notes independent of our financial performance or prospects. An active market for the notes may not exist or develop or, if developed, may not continue. In the absence of an active trading market, you may not be able to transfer the notes within the time or at the price you desire.

The notes are not subject to a change-of-control put option and lack some covenants typically found in other comparably rated public debt securities.

Although the notes are rated below investment grade by both Standard & Poor’s and Moody’s Investors Service, they lack the protection for holders of a change-of-control put option and several financial and other restrictive covenants associated with several other series of our outstanding senior notes and typically associated with comparably rated public debt securities, including:

•	incurrence of additional indebtedness;

•	payment of dividends and other restricted payments;

•	sale of assets and the use of proceeds therefrom;

•	transactions with affiliates; and

•	dividend and other payment restrictions affecting subsidiaries.

U.S. Holders of the notes will be required to pay U.S. Federal income tax on certain amounts of interest received without the corresponding receipt of cash.

The notes will be treated as issued with original issue discount for U.S. Federal income tax purposes, and, therefore, U.S. holders will be required to include the original issue discount in gross income on a constant yield to maturity basis without the corresponding receipt of cash. See “Certain Material United States Federal Tax Considerations—Consequences to U.S. Holders.”

USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $409 million, after deducting underwriting discounts and commissions and the estimated expenses of the offering. We intend to use the net proceeds from this offering to repay outstanding indebtedness under our revolving bank credit facility, which we anticipate reborrowing from time to time to fund our drilling and leasehold acquisition initiatives and for general corporate purposes. Affiliates of the underwriters in this offering are lenders under our revolving bank credit facility and will receive a portion of the proceeds from this offering. See “Underwriting.” As of February 9, 2009, the average interest rate on borrowings outstanding under our revolving bank credit facility, which matures in November 2012, was 1.41%. As of February 9, 2009, we had approximately $1.749 billion of borrowings outstanding under our revolving bank credit facility. These borrowings were primarily incurred to pay for leasehold acquisition expenditures in the Haynesville Shale and to fund capital expenditures in our midstream operations.

CAPITALIZATION

The following table shows our capitalization as of September 30, 2008:

•	on a historical basis;

•

on a pro forma basis as of February 9, 2009 to reflect (1) the private exchanges pursuant to Section 3(a)(9) under the Securities Act consummated since September 30, 2008, of approximately $765 million in principal amount of our 2.75% Contingent Convertible Senior Notes due 2035, our 2.50% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038 for 23,913,203 shares of our common stock, (2) the entry into a new $460 million revolving bank credit facility by our wholly-owned subsidiary, Chesapeake Midstream Operating, the making of borrowings of $365 million thereunder and the use of the proceeds of such borrowings for the working capital purposes of the Chesapeake Midstream Companies and (3) the issuance on February 2, 2009 of $1.0 billion aggregate principal amount of our 9.50% Senior Notes due 2015, the receipt of approximately $934 million in net proceeds therefrom and the application of those proceeds to repay borrowings under our revolving bank credit facility; and

•

on a pro forma as adjusted basis to reflect the foregoing plus the consummation of this offering and the application of approximately $409 million in net proceeds to repay borrowings under our revolving bank credit facility.

The following table does not reflect other transactions consummated since September 30, 2008, including our joint venture transaction with Statoil described above under “Summary—Recent Developments—Marcellus Shale joint venture” or the VPP transaction that closed on December 31, 2008, which is described above under “Summary—Recent Developments—VPP transaction.” It also does not reflect our use of $886 million of cash flow from operations to pay down our revolving bank credit facility on February 3, 2009. As of February 9, 2009, we had outstanding borrowings of $1.749 billion under our revolving bank credit facility. The following table should be read in conjunction with, and is qualified in its entirety by reference to, our historical financial statements and the accompanying notes included in our Annual Report on Form 10-K for the year ended December 31, 2007, and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, which are incorporated by reference herein.

	As of September 30, 2008
	Historical	Pro Forma	Pro Forma Adjusted
	(in millions)
Cash and cash equivalents(1)	$1,964	$1,964	$1,964

Long-term debt:
Revolving bank credit facility	$3,474	$2,539	$2,130
Midstream revolving bank credit facility	—	365	365
7.500% Senior Notes due 2013	364	364	364
7.625% Senior Notes due 2013	500	500	500
7.000% Senior Notes due 2014	300	300	300
7.500% Senior Notes due 2014	300	300	300
6.375% Senior Notes due 2015	600	600	600
9.500% Senior Notes due 2015	—	1,000	1,425
6.625% Senior Notes due 2016	600	600	600
6.875% Senior Notes due 2016	670	670	670
6.250% Euro-denominated Senior Notes due 2017(2)	845	845	845
6.500% Senior Notes due 2017	1,100	1,100	1,100
6.250% Senior Notes due 2018	600	600	600
7.250% Senior Notes due 2018	800	800	800
6.875% Senior Notes due 2020	500	500	500
2.750% Contingent Convertible Senior Notes due 2035	690	451	451
2.500% Contingent Convertible Senior Notes due 2037	1,650	1,378	1,378
2.250% Contingent Convertible Senior Notes due 2038	1,380	1,126	1,126
Interest rate derivatives	62	62	62
Discount on senior notes	(90)	(139)	(148)

Total long-term debt	$14,345	$13,961	$13,968
Stockholders’ equity:
Preferred stock, $0.01 par value, 20,000,000 authorized
4.50% Cumulative Convertible Preferred Stock, 2,558,900 shares issued and outstanding, entitled in liquidation to $256 million	256	256	256
5.00% Cumulative Convertible Preferred Stock (Series 2005B), 2,095,615 shares issued and outstanding, entitled in liquidation to $209 million	209	209	209
6.25% Mandatory Convertible Preferred Stock, 143,768 shares issued and outstanding, entitled in liquidation to $36 million	36	36	36
4.125% Cumulative Convertible Preferred Stock, 3,033 shares issued and outstanding, entitled in liquidation to $3 million	3	3	3
5.00% Cumulative Convertible Preferred Stock (Series 2005), 5,000 shares issued and outstanding, entitled in liquidation to $1 million	1	1	1
Common stock, $0.01 par value, 750,000,000 shares authorized, 581,895,542 shares (605,808,745 shares pro forma) issued and outstanding	6	6	6
Paid-in capital	10,257	10,738	10,738
Other equity	5,639	5,804	5,804

Total stockholders’ equity	$16,407	$17,053	$17,053

Total capitalization	$30,752	$31,014	$31,021

(1)	Our cash balances fluctuate significantly over the course of each month. During a normal month, our cash balances typically fluctuate by $1.0 billion to $1.2 billion. Generally, absent the impact of a non-ordinary course, cash generating transaction, our cash balances are highest at month end. The amount of cash on hand on a particular day during a month will be different, sometimes materially, from the amount shown as of the end of the prior or current accounting period.
(2)	The principal amount shown is based on the dollar/euro exchange rate of $1.4081 to €1.00 as of September 30, 2008.

DESCRIPTION OF NOTES

Chesapeake Energy Corporation will issue the notes offered hereby (the “New Notes”) under an indenture dated as of February 2, 2009 (as amended, the “Indenture”), among the Company, as issuer, the Subsidiary Guarantors, as guarantors, and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”). On February 2, 2009, we issued $1.0 billion aggregate principal amount of our 9.50% Senior Notes due 2015 (the “Initial Notes”) under the Indenture. The New Notes and the Initial Notes will be treated as a single class of debt securities under the Indenture, including for purposes of determining whether the required percentage of noteholders have given their approval or consent to an amendment or waiver or joined in directing the Trustee to take certain actions on behalf of all noteholders. The New Notes will have the same CUSIP number as the Initial Notes. After the consummation of this offering, the New Notes will represent approximately 30% of the Notes issued under the Indenture.

For purposes of this description, unless the context indicates otherwise, references to “Notes” includes the New Notes, the Initial Notes and any Add-On Notes (as defined below). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the “Trust Indenture Act”).

The following description is only a summary of the material provisions of the Notes and the Indenture. These descriptions do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the Notes and the Indenture. You may request copies of the Indenture at our address set forth under the heading “Where You Can Find More Information.”

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, the words “Company” and “we” refer only to Chesapeake Energy Corporation and not to any of its subsidiaries.

General

The Company issued the Initial Notes in an aggregate principal amount of $1.0 billion and will issue the New Notes in an aggregate principal amount of $425 million. The Company is permitted to issue the New Notes at this time under the Indenture as well as an unlimited aggregate principal amount of additional Notes (“Add-On Notes”); provided, however, that the Notes and such Add-On Notes will be fungible for U.S. Federal income tax purposes. Any Add-On Notes that are actually issued will be treated as issued and outstanding Notes (of the same class as the Initial Notes and New Notes) for all purposes of the Indenture and this “Description of Notes,” unless the context indicates otherwise. Each Note will mature on February 15, 2015 and will bear interest at the rate of interest per annum indicated on the cover page of this prospectus supplement.

Interest on the New Notes will accrue from February 2, 2009 at an annual rate of 9.50% and will be payable semi-annually in arrears on February 15 and August 15 of each year, commencing August 15, 2009. We will make each interest payment to the holders of record of the Notes at the close of business on February 1 or August 1 preceding such interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months. Principal, premium, if any, and interest will be payable at the offices of the Trustee and the paying agent, provided that, at the option of the Company, payment of interest on Notes not in global form may be made by check mailed to the address of the Person entitled thereto as it appears in the register of the Notes maintained by the registrar. Initially, the Trustee will also act as paying agent and registrar for the Notes.

The Notes are general senior unsecured obligations of the Company. The Notes rank pari passu in right of payment with all existing and future Senior Indebtedness of the Company and rank senior in right of payment to all future Subordinated Indebtedness of the Company.

Guarantees

On the date of delivery of the New Notes, all of the existing Subsidiaries of the Company, other than the Chesapeake Midstream Companies and certain de minimis Subsidiaries, will fully and unconditionally guarantee, on a joint and several basis, the Company’s obligations to pay principal of, premium, if any, and interest on the Notes. The Indenture provides that each Person that becomes a Subsidiary after the Issue Date and guarantees any other Indebtedness of the Company or a Subsidiary Guarantor in excess of a De Minimis Guaranteed Amount will guarantee the payment of the Notes within 180 days after the later of (i) the date it becomes a Subsidiary and (ii) the date it guarantees such other Indebtedness, provided that no guarantee shall be required if the Subsidiary merges into the Company or an existing Subsidiary Guarantor and the surviving entity remains a Subsidiary Guarantor.

The obligations of each Subsidiary Guarantor under its Guarantee will be limited as necessary to prevent that Guarantee from constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. Each Subsidiary Guarantor that makes a payment or distribution under a Guarantee shall be entitled to a contribution from each other Subsidiary Guarantor in a pro rata amount based on the respective net assets of each Subsidiary Guarantor at the time of such payment determined in accordance with GAAP.

If a Guarantee were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Guarantee could be reduced to zero. Please read “Risk Factors—Risks Related to the Notes—A guarantee could be voided if the guarantor fraudulently transferred the guarantee at the time it incurred the indebtedness, which could result in the noteholders being able to rely on only us to satisfy claims.”

Subject to the next succeeding paragraph, no Subsidiary Guarantor may consolidate or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person) another Person unless:

(1) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor under the Indenture and the Notes pursuant to a supplemental indenture, in a form reasonably satisfactory to the Trustee, and

(2) immediately after such transaction, no Default or Event of Default exists.

The preceding does not prohibit a merger between Subsidiary Guarantors or a merger between the Company and a Subsidiary Guarantor.

In the event of a sale or other disposition of all or substantially all of the assets of any Subsidiary Guarantor, or a sale or other disposition of all the Capital Stock of such Subsidiary Guarantor, in any case whether by way of merger, consolidation or otherwise, then such Subsidiary Guarantor (in the event of a sale or other disposition by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Subsidiary Guarantor) or the Person acquiring the assets (in the event of a sale or other disposition of all or substantially all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Guarantee. Further, a Subsidiary Guarantor will be released and relieved from any obligations under its Guarantee if it ceases to guarantee any other Indebtedness of the Company or any other Subsidiary Guarantor other than a De Minimis Guaranteed Amount.

The Chesapeake Midstream Companies will not guarantee the Notes. At September 30, 2008, on a pro forma basis to give effect to the completion of the restructuring transactions described above under “Summary—Recent Developments—Midstream restructuring and midstream revolving bank credit facility,” the total assets and total liabilities of the Chesapeake Midstream Companies were approximately $1.9 billion and $1.7 billion, respectively. For the nine-month period ended September 30, 2008, the Chesapeake Midstream Companies generated $235 million and $63 million of our revenues and net income, respectively.

Ranking

Senior Indebtedness versus Notes.    The Indebtedness evidenced by the Notes and the Guarantees will be unsecured and will rank pari passu in right of payment to all Senior Indebtedness of the Company and the Subsidiary Guarantors, as the case may be.

As of September 30, 2008, the Company and the Subsidiary Guarantors had approximately $14.4 billion in principal amount of Senior Indebtedness outstanding, $3.474 billion of which was secured. Upon completion of this offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” and after giving effect to the other transactions described under “Capitalization,” we would have had, on a pro forma basis as of September 30, 2008, approximately $14.1 billion in principal amount of Senior Indebtedness outstanding, $2.5 billion of which would have been secured. As of February 9, 2009, we had outstanding borrowings of $1.749 billion, and $1.707 billion of additional borrowing capacity, under our revolving bank credit facility, and Chesapeake Midstream Operating had outstanding borrowings of $365 million, and $95 million of additional borrowing capacity, under its revolving bank credit facility.

The Notes will be general senior unsecured obligations of the Company. Secured debt and other secured obligations of the Company and the Subsidiary Guarantors (including obligations with respect to our revolving bank credit facility and our secured hedging facilities) will be effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations.

Liabilities of Subsidiaries versus Notes.    Substantially all of the Company’s operations are conducted through its subsidiaries. Claims of creditors of any subsidiaries that are not Subsidiary Guarantors, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred security holders of such subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over the claims of the Company’s creditors, including holders of the Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred security holders, if any, of the Company’s subsidiaries that are not Subsidiary Guarantors. The Chesapeake Midstream Companies will not guarantee Chesapeake’s obligations under the Notes and, as a consequence, holders of the Notes will be effectively subordinated to the creditors (including trade creditors and the lenders under the midstream revolving bank credit facility) and preferred security holders of the Chesapeake Midstream Companies.

Although the Indenture limits the incurrence of certain secured Indebtedness of the Company’s Subsidiaries, such limitations are subject to a number of significant qualifications, and the Indenture does not limit the incurrence of unsecured Indebtedness.

Make-Whole Redemption

At any time prior to the Maturity Date, the Company may, at its option, redeem all or any portion of the Notes at the Make-Whole Price plus accrued and unpaid interest to the date of redemption.

Certain Covenants

The following restrictive covenants will be applicable to the Company and its Subsidiaries.

Limitation on Liens.    The Company will not, and will not permit any Subsidiary to, create, incur or assume any Indebtedness secured by any Liens (other than Permitted Liens) upon any of the properties of the Company or any Subsidiary, unless the Notes or the applicable Subsidiary’s Guarantee are equally and ratably secured; provided that if such Indebtedness is expressly subordinated to the Notes or such Guarantee, the Lien securing such Indebtedness will be subordinated and junior to the Lien securing the Notes or such Guarantee.

Limitation on Sale/Leaseback Transactions.    The Company will not, and will not permit any Subsidiary to, enter into any Sale/Leaseback Transaction with any Person (other than the Company or any other Subsidiary) unless:

(1) the Company or such Subsidiary would be entitled to incur secured Indebtedness, in a principal amount equal to the Attributable Indebtedness with respect to such Sale/Leaseback Transaction in accordance with the covenant captioned “—Limitation on Liens”; or

(2) the Company or such Subsidiary receives proceeds from such Sale/Leaseback Transaction at least equal to the fair market value thereof (as determined in good faith by the Company’s Board of Directors, whose determination in good faith, evidenced by a resolution of such Board, shall be conclusive) and such proceeds are applied in accordance with the following two paragraphs:

The Company may apply Net Available Proceeds from such Sale/Leaseback Transaction, within 365 days following the receipt of Net Available Proceeds from the Sale/Leaseback Transaction, to:

(1) the repayment of Indebtedness of the Company or a Subsidiary under Credit Facilities or other Senior Indebtedness, including any mandatory redemption or repurchase or make-whole redemption of the Existing Notes or the Notes;

(2) make an Investment in assets used in the Oil and Gas Business; or

(3) develop by drilling the Company’s oil and gas reserves.

If, upon completion of the 365-day period, any portion of the Net Available Proceeds shall not have been applied by the Company as described in clauses (1), (2) or (3) in the immediately preceding paragraph and such remaining Net Available Proceeds, together with any remaining net cash proceeds from any prior Sale/Leaseback Transaction (such aggregate constituting “Excess Proceeds”), exceed $40 million, then the Company will be obligated to make an offer (the “Net Proceeds Offer”) to purchase the Notes and any other Senior Indebtedness in respect of which such an offer to purchase is also required to be made concurrently with the Net Proceeds Offer having an aggregate principal amount equal to the Excess Proceeds (such purchase to be made on a pro rata basis if the amount available for such repurchase is less than the principal amount of the Notes and other such Senior Indebtedness tendered in such Net Proceeds Offer) at a purchase price of 100% of the principal amount thereof plus accrued interest to the date of repurchase. Upon the completion of the Net Proceeds Offer, the amount of Excess Proceeds will be reset to zero.

Within 15 days after the Company becomes obligated to make a Net Proceeds Offer (a “Net Proceeds Offer Triggering Event”), the Company will mail or cause to be mailed to all Holders on the date of the Net Proceeds Offer Triggering Event a notice (the “Offer Notice”) of the occurrence of such Net Proceeds Offer Triggering Event and of the Holders’ rights arising as a result thereof. The Offer Notice shall state, among other things:

(1) that the offer is being made pursuant to this covenant;

(2) that any Note not tendered will continue to accrue interest;

(3) that any Note accepted for payment pursuant to the offer shall cease to accrue interest on the payment date; and

(4) the instructions, consistent with this covenant, that a Holder must follow in order to have such Holder’s Notes purchased.

The Net Proceeds Offer will be deemed to have commenced upon mailing of the Offer Notice and will terminate 20 business days after its commencement, unless a longer offering period is required by law. Promptly after the termination of the offer, the Company will purchase and mail or deliver payment for all Notes tendered in response to the offer.

On the payment date, the Company will, to the extent lawful, (a) accept for payment Notes or portions thereof tendered pursuant to the Net Proceeds Offer, (b) deposit with the paying agent an amount equal to the payment in respect of all Notes or portions thereof so tendered and (c) deliver to the Trustee the Notes so accepted together with an officers’ certificate stating the Notes or portions thereof tendered to the Company. The paying agent will promptly mail or deliver to each Holder of Notes so accepted payment in an amount equal to the purchase price for such Notes, and the Trustee will promptly authenticate and mail or deliver to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof.

The Company will comply with Section 14 of the Exchange Act and the provisions of Regulation 14E and any other tender offer rules under the Exchange Act and any other federal and state securities laws, rules and regulations which may then be applicable to any Net Proceeds Offer.

During the period between any Sale/Leaseback Transaction and the application of the Net Available Proceeds therefrom in accordance with this covenant, all Net Available Proceeds shall be maintained in a segregated account and shall be invested in Permitted Financial Investments.

Limitations on Mergers and Consolidations.    The Company will not consolidate or merge with or into any Person, or sell, convey, lease or otherwise dispose of all or substantially all of its assets to any Person, unless:

(1) the Person formed by or surviving such consolidation or merger (if other than the Company), or to which such sale, lease, conveyance or other disposition shall be made (collectively, the “Successor”), is a corporation, limited liability company or limited partnership organized and existing under the laws of the United States or any state thereof or the District of Columbia, or Canada or any province thereof, and the Successor assumes by supplemental indenture in a form satisfactory to the Trustee all of the obligations of the Company under the Indenture and under the Notes; provided, that unless the Successor is a corporation, a corporate co-issuer of the Notes will be added to the Indenture by such supplemental indenture; and

(2) immediately before and after giving effect to such transaction, no Event of Default shall have occurred and be continuing.

SEC Reports.    Notwithstanding that the Company may not be required to remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will file with the SEC and provide the Trustee and Holders with annual reports and such information, documents and other reports specified in Sections 13 and 15(d) of the Exchange Act.

Certain Definitions

The following is a summary of certain defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms and for the definitions of capitalized terms used in this prospectus supplement and not defined below.

“Adjusted Consolidated Net Tangible Assets” or “ACNTA” means, without duplication, as of the date of determination, (a) the sum of

(1) discounted future net revenue from proved oil and gas reserves of the Company and its Subsidiaries calculated in accordance with SEC guidelines before any state or federal income taxes, as estimated by petroleum engineers (which may include the Company’s internal engineers) in a reserve report prepared as of the end of the Company’s most recently completed fiscal year, as increased by, as of the date of determination, the discounted future net revenue of (A) estimated proved oil and gas reserves of the Company and its Subsidiaries attributable to any acquisition consummated since the date of such year-end reserve report and (B) estimated proved oil and gas reserves of the Company and its Subsidiaries attributable to extensions, discoveries and other additions and upward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which, in the case of sub-clauses (A) and (B), would, in accordance with standard industry practice, result in such increases as calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report), and decreased by, as of the date of determination, the discounted future net revenue of (C) estimated proved oil and gas reserves of the Company and its Subsidiaries produced or disposed of since the date of such year-end reserve report and (D) reductions in the estimated oil and gas reserves of the Company and its Subsidiaries since the date of such year-end reserve report attributable to downward revisions of estimates of proved oil and gas reserves due to exploration, development or exploitation, production or other activities conducted or otherwise occurring since the date of such year-end reserve report which, in the case of sub-clauses (C) and (D) would, in accordance with standard industry practice, result in such decreases as calculated in accordance with SEC guidelines (utilizing the prices utilized in such year-end reserve report); provided that, in the case of each of the determinations made pursuant to clauses (A) through (D), such increases and decreases shall be as estimated by the Company’s engineers,

(2) the capitalized costs that are attributable to oil and gas properties of the Company and its Subsidiaries to which no proved oil and gas reserves are attributable, based on the Company’s books and records as of a date no earlier than the date of the Company’s latest annual or quarterly financial statements,

(3) the Net Working Capital on a date no earlier than the date of the Company’s latest annual or quarterly financial statements and

(4) the greater of (A) the net book value on a date no earlier than the date of the Company’s latest annual or quarterly financial statements and (B) the appraised value, as estimated by independent appraisers, of other tangible assets (including Investments in unconsolidated Subsidiaries) of the Company and its Subsidiaries, as of a date no earlier than the date of the Company’s latest audited financial statements, minus (b) the sum of

(1) minority interests,

(2) any gas balancing liabilities of the Company and its Subsidiaries reflected as a long-term liability in the Company’s latest annual or quarterly financial statements,

(3) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the prices utilized in the Company’s year-end reserve report), attributable to reserves which are required to be delivered to third parties to fully satisfy the obligations of the Company and its Subsidiaries with respect to Volumetric Production Payments on the schedules specified with respect thereto,

(4) the discounted future net revenue, calculated in accordance with SEC guidelines, attributable to reserves subject to Dollar-Denominated Production Payments which, based on the estimates of production included in determining the discounted future net revenue specified in (a)(1) above (utilizing the same prices utilized in the Company’s year-end reserve report), would be necessary to fully satisfy the payment obligations of the Company and its Subsidiaries with respect to Dollar-Denominated Production Payments on the schedules specified with respect thereto and

(5) the discounted future net revenue, calculated in accordance with SEC guidelines (utilizing the same prices utilized in the Company’s year-end reserve report), attributable to reserves subject to participation interests, overriding royalty interests or other interests of third parties, pursuant to participation, partnership, vendor financing or other agreements then in effect, or which otherwise are required to be delivered to third parties.

If the Company changes its method of accounting from the full cost method to the successful efforts method or a similar method of accounting, ACNTA will continue to be calculated as if the Company were still using the full cost method of accounting.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person directly or indirectly, whether through the ownership of voting stock, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Attributable Indebtedness” means, with respect to any particular lease under which any Person is at the time liable and at any date as of which the amount thereof is to be determined, the present value of the total net amount of rent required to be paid by such Person under the lease during the primary term thereof, without giving effect to any renewals at the option of the lessee, discounted from the respective due dates thereof to such date at the rate of interest per annum implicit in the terms of the lease. As used in the preceding sentence, the “net amount of rent” under any lease for any such period shall mean the sum of rental and other payments required to be paid with respect to such period by the lessee thereunder excluding any amounts required to be paid by such lessee on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges. In the case of any lease which is terminable by the lessee upon payment of a penalty, such net amount of rent shall also include the amount of such penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated.

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (a) the product of (x) the number of years from such date to the date of each successive scheduled principal payment of such Indebtedness multiplied by (y) the amount of such principal payment by (b) the sum of all such principal payments.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock or partnership or limited liability company interests and any and all warrants, options and rights with respect thereto (whether or not currently exercisable), including each class of common stock and preferred stock of such Person.

“Capitalized Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under a lease of property, real or personal, that is required to be capitalized for financial reporting purposes in accordance with GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Company’s existing credit facility) or commercial paper facilities, in each case with banks, investment banks, insurance companies, mutual funds and/or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from (or sell receivables to) such lenders against such receivables) or letters of credit, in each case, as amended, extended, restated, renewed, refunded, replaced or refinanced (in each case with Credit Facilities), supplemented or otherwise modified (in whole or in part and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“Currency Hedge Obligations” means, at any time as to the Company and its Subsidiaries, the obligations of any such Person at such time that were incurred in the ordinary course of business pursuant to any foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement designed to protect against or manage such Person’s or any of its Subsidiaries’ exposure to fluctuations in foreign currency exchange rates.

“De Minimis Guaranteed Amount” means a principal amount of Indebtedness that does not exceed $5 million.

“Disqualified Stock” means any Capital Stock of the Company or any Subsidiary of the Company which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event or with the passage of time, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the Maturity Date or which is exchangeable or convertible into debt securities of the Company or any Subsidiary of the Company, except to the extent that such exchange or conversion rights cannot be exercised prior to the Maturity Date.

“Dollar-Denominated Production Payments” mean production payment obligations recorded as liabilities in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC hereunder.

“Existing Notes” means our 7.5% Senior Notes due 2013, our 7.625% Senior Notes due 2013, our 7.00% Senior Notes due 2014, our 7.5% Senior Notes due 2014, our 6.375% Senior Notes due 2015, our 6.625% Senior Notes due 2016, our 6.875% Senior Notes due 2016, our 6.25% Euro-denominated Senior Notes due 2017, our 6.5% Senior Notes due 2017, our 6.25% Senior Notes due 2018, our 7.25% Senior Notes due 2018, our 6.875% Senior Notes due 2020, our 2.75% Contingent Convertible Senior Notes due 2035, our 2.5% Contingent Convertible Senior Notes due 2037 and our 2.25% Contingent Convertible Senior Notes due 2038.

“GAAP” means generally accepted accounting principles as in effect in the United States of America as of the Issue Date.

“Guarantee” means, individually and collectively, the guarantees given by the Subsidiary Guarantors pursuant to Article Ten of the Indenture.

“Holder” means a Person in whose name a Note is registered on the registrar’s books.

“Indebtedness” means, without duplication, with respect to any Person,

(a) all obligations of such Person

(1) in respect of borrowed money (whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof),

(2) evidenced by bonds, notes, debentures or similar instruments,

(3) representing the balance deferred and unpaid of the purchase price of any property or services (other than accounts payable or other obligations arising in the ordinary course of business),

(4) evidenced by bankers’ acceptances or similar instruments issued or accepted by banks,

(5) for the payment of money relating to a Capitalized Lease Obligation, or

(6) evidenced by a letter of credit or a reimbursement obligation of such Person with respect to any letter of credit;

(b) all net obligations of such Person under Interest Rate Hedging Agreements, Oil and Gas Hedging Contracts, and Currency Hedge Obligations, except to the extent such net obligations are taken into account in the determination of future net revenues from proved oil and gas reserves for purposes of the calculation of Adjusted Consolidated Net Tangible Assets;

(c) all liabilities of others of the kind described in the preceding clauses (a) or (b) that such Person has guaranteed or that are otherwise its legal liability (including, with respect to any Production Payment, any warranties or guaranties of production or payment by such Person with respect to such Production Payment but excluding other contractual obligations of such Person with respect to such Production Payment);

(d) Indebtedness (as otherwise defined in this definition) of another Person secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person, the amount of such obligations being deemed to be the lesser of

(1) the full amount of such obligations so secured and

(2) the fair market value of such asset, as determined in good faith by the Board of Directors of such Person, which determination shall be evidenced by a resolution of such Board;

(e) with respect to such Person, the liquidation preference or any mandatory redemption payment obligations in respect of Disqualified Stock;

(f) the aggregate preference in respect of amounts payable on the issued and outstanding shares of preferred stock of any of such Person’s Subsidiaries in the event of any voluntary or involuntary liquidation, dissolution or winding up (excluding any such preference attributable to such shares of preferred stock that are owned by such Person or any of its Subsidiaries; provided, that if such Person is the Company, such exclusion shall be for such preference attributable to such shares of preferred stock that are owned by the Company or any of its Subsidiaries); and

(g) any and all deferrals, renewals, extensions, refinancings and refundings (whether direct or indirect) of, or amendments, modifications or supplements to, any liability of the kind described in any of the preceding clauses (a), (b), (c), (d), (e) or (f) or this clause (g), whether or not between or among the same parties.

Subject to clause (c) of the preceding sentence, neither Dollar-Denominated Production Payments nor Volumetric Production Payments shall be deemed to be Indebtedness.

“Interest Rate Hedging Agreements” means, with respect to the Company and its Subsidiaries, the obligations of such Persons under (a) interest rate swap agreements, interest rate cap agreements and interest rate collar agreements and (b) other agreements or arrangements designed to protect any such Person or any of its Subsidiaries against fluctuations in interest rates.

“Investment” of any Person means (a) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (b) all guarantees of Indebtedness or other obligations of any other Person by such Person, (c) all purchases (or other acquisitions for consideration) by such Person of assets, Indebtedness, Capital Stock or other securities of any other Person and (d) all other items that would be classified as investments (including, without limitation, purchases of assets outside the ordinary course of business) or advances on a balance sheet of such Person prepared in accordance with GAAP.

“Issue Date” means the first date on which Notes were originally issued, February 2, 2009.

“Lien” means, with respect to any Person, any mortgage, pledge, lien, encumbrance, easement, restriction, covenant, right-of-way, charge or adverse claim affecting title or resulting in an encumbrance against real or personal property of such Person, or a security interest of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option, right of first refusal or other similar agreement to sell, in each case securing obligations of such Person and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statute or statutes) of any jurisdiction).

“Make-Whole Amount” with respect to a Note means an amount equal to the excess, if any, of (a) the present value of the remaining interest, premium and principal payments due on such Note (excluding any portion of such payments of interest accrued as of the redemption date) as if such Note were redeemed on the Maturity Date, computed using a discount rate equal to the Treasury Rate plus 50 basis points, over (b) the outstanding principal amount of such Note. “Treasury Rate” with respect to a Note means the yield to maturity (calculated on a semi-annual bond equivalent basis) at the time of the computation of United States Treasury securities with a constant maturity (as compiled by and published in the most recent Federal Reserve Statistical Release H.15(519), which has become publicly available at least two business days prior to the date of the redemption notice or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining maturity of such Note assuming that such Note will be redeemed on the Maturity Date; provided, however, that if the Make-Whole Average Life of a Note is not equal to the constant maturity of the United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the Make-Whole Average Life of such Note is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used. “Make-Whole Average Life” means, with respect to a Note, the number of years (calculated to the nearest one-twelfth of a year) between the date of redemption of such Note and the Maturity Date.

“Make-Whole Price” means the sum of the outstanding principal amount of the Notes to be redeemed plus the Make-Whole Amount of such Notes.

“Maturity Date” means February 15, 2015.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Available Proceeds” means, with respect to any Sale/Leaseback Transaction of any Person, cash proceeds received (including any cash proceeds received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, and excluding any other consideration until such time as such consideration is converted into cash) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all federal, state or local taxes required to be accrued as a liability as a consequence of such Sale/Leaseback Transaction, and in each case net of all Indebtedness which is secured by such assets, in accordance with the terms of any Lien upon or with respect to such assets, or which must, by its terms or in order to obtain a necessary consent to such Sale/Leaseback Transaction or by applicable law, be repaid out of the proceeds from such Sale/Leaseback Transaction and which is actually so repaid.

“Net Working Capital” means (a) all current assets of the Company and its Subsidiaries, minus (b) all current liabilities of the Company and its Subsidiaries, except current liabilities included in Indebtedness.

“Oil and Gas Business” means the business of the exploration for, and exploitation, development, production, processing (but not refining), marketing, storage and transportation of, hydrocarbons, and other related energy and natural resource businesses (including oil and gas services businesses related to the foregoing).

“Oil and Gas Hedging Contracts” means any oil and gas purchase or hedging agreement, and other agreement or arrangement, in each case, that is designed to provide protection against price fluctuations of oil, gas or other commodities.

“Permitted Company Refinancing Indebtedness” means Indebtedness of the Company, the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Indebtedness of the Company, provided that

(1) if the Indebtedness (including the Notes) being renewed, extended, refinanced, refunded or repurchased is pari passu with or subordinated in right of payment to the Notes, then such Indebtedness is pari passu or subordinated in right of payment to, as the case may be, the Notes at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased,

(2) such Indebtedness is scheduled to mature no earlier than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and

(3) such Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased;

provided, further, that such Indebtedness (to the extent that such Indebtedness constitutes Permitted Company Refinancing Indebtedness) is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP).

“Permitted Financial Investments” means the following kinds of instruments if, in the case of instruments referred to in clauses (1)-(4) below, on the date of purchase or other acquisition of any such instrument by the Company or any Subsidiary, the remaining term to maturity is not more than one year:

(1) readily marketable obligations issued or unconditionally guaranteed as to principal of and interest thereon by the United States of America or by any agency or authority controlled or supervised by and acting as an instrumentality of the United States of America;

(2) repurchase obligations for instruments of the type described in clause (1) for which delivery of the instrument is made against payment;

(3) obligations (including, but not limited to, demand or time deposits, bankers’ acceptances and certificates of deposit) issued by a depository institution or trust company incorporated or doing business under the laws of the United States of America, any state thereof or the District of Columbia or a branch or subsidiary of any such depository institution or trust company operating outside the United States, provided, that such depository institution or trust company has, at the time of the Company’s or such Subsidiary’s investment therein or contractual commitment providing for such investment, capital surplus or undivided profits (as of the date of such institution’s most recently published financial statements) in excess of $500,000,000;

(4) commercial paper issued by any corporation, if such commercial paper has, at the time of the Company’s or any Subsidiary’s investment therein or contractual commitment providing for such investment, credit ratings of A-1 (or higher) by S&P and P-1 (or higher) by Moody’s; and

(5) money market mutual or similar funds having assets in excess of $500,000,000.

“Permitted Liens” means

(1) Liens existing on the Issue Date;

(2) Liens securing Indebtedness under Credit Facilities;

(3) Liens now or hereafter securing any obligations under Interest Rate Hedging Agreements so long as the related Indebtedness (a) constitutes the Existing Notes or the Notes (or any Permitted Company Refinancing Indebtedness in respect thereof) or (b) is, or is permitted to be under the Indenture, secured by a Lien on the same property securing such interest rate hedging obligations;

(4) Liens securing Permitted Company Refinancing Indebtedness or Permitted Subsidiary Refinancing Indebtedness; provided, that such Liens extend to or cover only the property or assets currently securing the Indebtedness being refinanced and that the Indebtedness being refinanced was not incurred under the Credit Facilities;

(5) Liens for taxes, assessments and governmental charges not yet delinquent or being contested in good faith and for which adequate reserves have been established to the extent required by GAAP;

(6) mechanics’, worker’s, materialmen’s, operators’ or similar Liens arising in the ordinary course of business;

(7) Liens in connection with worker’s compensation, unemployment insurance or other social security, old age pension or public liability obligations;

(8) Liens, deposits or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases, public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or other similar obligations arising in the ordinary course of business;

(9) survey exceptions, encumbrances, easements or reservations of, or rights of others for, rights of way, zoning or other restrictions as to the use of real properties, and minor defects in title which, in the case of any of the foregoing, were not incurred or created to secure the payment of borrowed money or the deferred purchase price of property or services, and in the aggregate do not materially adversely affect the value of such properties or materially impair use for the purposes of which such properties are held by the Company or any Subsidiaries;

(10) Liens on, or related to, properties to secure all or part of the costs incurred in the ordinary course of business of exploration, drilling, development or operation thereof;

(11) Liens on pipeline or pipeline facilities which arise out of operation of law;

(12) judgment and attachment Liens not giving rise to an Event of Default or Liens created by or existing from any litigation or legal proceeding that are currently being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(13) (a) Liens upon any property of any Person existing at the time of acquisition thereof by the Company or a Subsidiary, (b) Liens upon any property of a Person existing at the time such Person is merged or consolidated with the Company or any Subsidiary or existing at the time of the sale or transfer of any such property of such Person to the Company or any Subsidiary, or (c) Liens upon any property of a Person existing at the time such Person becomes a Subsidiary; provided, that in each case such Lien has not been created in contemplation of such sale, merger, consolidation, transfer or acquisition, and provided that in each such case no such Lien shall extend to or cover any property of the Company or any Subsidiary other than the property being acquired and improvements thereon;

(14) Liens on deposits to secure public or statutory obligations or in lieu of surety or appeal bonds entered into in the ordinary course of business;

(15) Liens in favor of collecting or payor banks having a right of setoff, revocation, refund or chargeback with respect to money or instruments of the Company or any Subsidiary on deposit with or in possession of such bank;

(16) purchase money security interests granted in connection with the acquisition of assets in the ordinary course of business and consistent with past practices, provided, that (A) such Liens attach only to the property so acquired with the purchase money indebtedness secured thereby and (B) such Liens secure only Indebtedness that is not in excess of 100% of the purchase price of such assets;

(17) Liens reserved in oil and gas mineral leases for bonus or rental payments and for compliance with the terms of such leases;

(18) Liens arising under partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, exchange, transportation or processing (but not refining) of oil, gas or other hydrocarbons, unitization and pooling declarations and agreements, development agreements, operating agreements, area of mutual interest agreements, and other similar agreements which are customary in the Oil and Gas Business;

(19) Liens securing obligations of the Company or any of its Subsidiaries under Currency Hedge Obligations or Oil and Gas Hedging Contracts;

(20) Liens to secure Dollar-Denominated Production Payments and Volumetric Production Payments; and

(21) Liens securing other Indebtedness in an aggregate principal amount which, together with all other Indebtedness outstanding on the date of such incurrence and secured by Liens pursuant to this clause (21), does not exceed 15% of Adjusted Consolidated Net Tangible Assets.

“Permitted Subsidiary Refinancing Indebtedness” means Indebtedness of any Subsidiary, the net proceeds of which are used to renew, extend, refinance, refund or repurchase outstanding Indebtedness of such Subsidiary, provided that

(1) if the Indebtedness (including the Guarantees) being renewed, extended, refinanced, refunded or repurchased is pari passu with or subordinated in right of payment to the Guarantees, then such Indebtedness is pari passu with or subordinated in right of payment to, as the case may be, the Guarantees at least to the same extent as the Indebtedness being renewed, extended, refinanced, refunded or repurchased,

(2) such Indebtedness is scheduled to mature no earlier than the Indebtedness being renewed, extended, refinanced, refunded or repurchased, and

(3) such Indebtedness has an Average Life at the time such Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being renewed, extended, refinanced, refunded or repurchased;

provided, further, that such Indebtedness (to the extent that such Indebtedness constitutes Permitted Subsidiary Refinancing Indebtedness) is in an aggregate principal amount (or, if such Indebtedness is issued at a price less than the principal amount thereof, the aggregate amount of gross proceeds therefrom is) not in excess of the aggregate principal amount then outstanding of the Indebtedness being renewed, extended, refinanced, refunded or repurchased (or if the Indebtedness being renewed, extended, refinanced, refunded or repurchased was issued at a price less than the principal amount thereof, then not in excess of the amount of liability in respect thereof determined in accordance with GAAP).

“Person” means any individual, corporation, partnership, joint venture, trust, estate, unincorporated organization or government or any agency or political subdivision thereof.

“Production Payments” means, collectively, Dollar-Denominated Production Payments and Volumetric Production Payments.

“S&P” refers to Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Sale/Leaseback Transaction” means with respect to the Company or any of its Subsidiaries, any arrangement with any Person providing for the leasing by the Company or any of its Subsidiaries of any principal property, acquired or placed into service more than 180 days prior to such arrangement, whereby such property has been or is to be sold or transferred by the Company or any of its Subsidiaries to such Person.

“Senior Indebtedness” means any Indebtedness of the Company or a Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter incurred), unless such Indebtedness is contractually subordinate or junior in right of payment of principal, premium and interest to the Notes or the Guarantees, respectively.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X promulgated under the Exchange Act.

“Subsidiary” means any subsidiary of the Company. A “subsidiary” of any Person means

(1) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more subsidiaries of such Person or by such Person and one or more subsidiaries of such Person,

(2) a partnership in which such Person or a subsidiary of such Person is, at the date of determination, a general or limited partner of such partnership, but only if such Person or its subsidiary is entitled to receive more than 50 percent of the assets of such partnership upon its dissolution, or

(3) any other Person (other than a corporation or partnership) in which such Person, directly or indirectly, at the date of determination thereof, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Subsidiary Guarantor” means (a) each of the Subsidiaries who executes the Indenture as a subsidiary guarantor on the Issue Date and (b) each of the other Subsidiaries that becomes a guarantor of the Notes in compliance with the terms of the Indenture.

“U.S. Government Securities” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case under clauses (1) or (2) are not callable or redeemable at the option of the issuer thereof.

“U.S. Legal Tender” means such coin or currency of the United States as at the time of payment shall be legal tender for the payment of public and private debts.

“Volumetric Production Payments” mean production payment obligations recorded as deferred revenue in accordance with GAAP, together with all undertakings and obligations in connection therewith.

“Voting Stock” means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of contingency) to vote in the election of members of the board of directors or other governing body of such Person.

Events of Default

The following will be Events of Default with respect to the Notes:

(1) default by the Company or any Subsidiary Guarantor in the payment of principal of or premium, if any, on the Notes when due and payable at maturity, upon repurchase pursuant to the covenant described under “Limitation on Sale/Leaseback Transactions”, upon acceleration or otherwise;

(2) default by the Company or any Subsidiary Guarantor for 30 days in payment of any interest on the Notes;

(3) default by the Company or any Subsidiary Guarantor in the deposit of any make-whole redemption payment;

(4) default on any other Indebtedness of the Company, any Subsidiary Guarantor or any other Subsidiary if either

(A) such default results in the acceleration of the maturity of any such Indebtedness having a principal amount of $50.0 million or more individually or, taken together with the principal amount of any other such Indebtedness the maturity of which has been so accelerated, in the aggregate, or

(B) such default results from the failure to pay when due principal of, premium, if any, or interest on, any such Indebtedness, after giving effect to any applicable grace period (a “Payment Default”), having a principal amount of $50.0 million or more individually or, taken together with the principal amount of any other Indebtedness under which there has been a Payment Default, in the aggregate;

provided that if any such default is cured or waived or any such acceleration is rescinded, or such Indebtedness is repaid, within a period of 30 days from the continuation of such default beyond any applicable grace period or the occurrence of such acceleration, as the case may be, such Event of Default and any consequent acceleration of the Notes shall be rescinded, so long as any such rescission does not conflict with any judgment or decree or applicable provision of law;

(5) default in the performance, or breach of, the covenant set forth in the covenant captioned “Limitations on Mergers and Consolidations,” or in the performance, or breach of, any other covenant or agreement of the Company or any Subsidiary Guarantor in the Indenture and failure to remedy such default within a period of 45 days after written notice thereof from the Trustee or Holders of 25% of the principal amount of the outstanding Notes, except that the Company will have 90 days following such written notice to remedy or receive a waiver for any failure to comply with the covenant described under “SEC Reports” so long as the Company is attempting to remedy any such failure as promptly as reasonably practicable;

(6) the entry by a court of one or more judgments or orders for the payment of money against the Company or any Significant Subsidiary in an aggregate amount in excess of $50.0 million (net of applicable insurance coverage by a third party insurer which is acknowledged in writing by such insurer) that has not been vacated, discharged, satisfied or stayed pending appeal within 60 days from the entry thereof;

(7) the failure of a Guarantee by a Subsidiary Guarantor to be in full force and effect, or the denial or disaffirmance by such entity thereof; or

(8) certain events involving bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary of the Company.

The Indenture provides that the Trustee may withhold notice to the Holders of the Notes of any default (except in payment of principal of, or premium, if any, or interest on the Notes) if the Trustee considers it in the interest of the Holders of the Notes to do so.

If an Event of Default occurs and is continuing, the Trustee or the Holders of not less than 25% in principal amount of the Notes outstanding may declare the principal of and premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal, premium, if any, and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company or any Subsidiary of the Company occurs and is continuing, the principal of, and premium, if any, and interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Notes. The amount due and payable on the acceleration of any Note will be equal to 100% of the principal amount of the Note, plus accrued and unpaid interest to the date of payment. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

No Holder of a Note may pursue any remedy under the Indenture unless

(1) the Trustee shall have received written notice of a continuing Event of Default,

(2) the Trustee shall have received a request from Holders of at least 25% in principal amount of the Notes to pursue such remedy,

(3) the Trustee shall have been offered indemnity reasonably satisfactory to it,

(4) the Trustee shall have failed to act for a period of 60 days after receipt of such notice, request and offer of indemnity and

(5) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Notes;

provided, however, such provision does not affect the right of a Holder of any Note to sue for enforcement of any overdue payment thereon.

The Holders of a majority in principal amount of the Notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain limitations specified in the Indenture. The Indenture requires the annual filing by the Company with the Trustee of a written statement as to compliance with the covenants contained in the Indenture.

Modification and Waiver

Supplements and amendments to the Indenture or the Notes may be made by the Company, the Subsidiary Guarantors and the Trustee with the consent of the Holders of a majority in principal amount of the Notes then outstanding; provided that no such modification or amendment may, without the consent of the Holder of each Note then outstanding affected thereby,

(1) reduce the percentage of principal amount of Notes whose Holders must consent to an amendment or supplement;

(2) reduce the rate or change the time for payment of interest, including default interest, on any Note;

(3) reduce the principal amount of any Note or change the Maturity Date;

(4) reduce the redemption price, including premium, if any, payable upon redemption of any Note or change the time at which any Note may or shall be redeemed;

(5) reduce the purchase price payable upon the repurchase of any Note in connection with a Net Proceeds Offer, or change the time at which any Note may or shall be repurchased thereunder;

(6) make any Note payable in money other than that stated in such Note;

(7) impair the right to institute suit for the enforcement of any payment of principal of, or premium, if any, or interest on, any Note;

(8) make any change in the percentage of principal amount of Notes necessary to waive compliance with certain provisions of the Indenture; or

(9) waive a continuing Default or Event of Default in the payment of principal of, premium, if any, or interest on the Notes.

Supplements and amendments of the Indenture may be made by the Company and the Trustee without the consent of any Holders of the Notes in certain limited circumstances, including

(a) to cure any ambiguity, omission, defect or inconsistency,

(b) to provide for the assumption of the obligations of the Company or any Subsidiary Guarantor under the Indenture upon the merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company or such Subsidiary Guarantor,

(c) to reflect the release of any Subsidiary Guarantor from its Guarantee of the Notes, or the addition of any Subsidiary of the Company as a Subsidiary Guarantor, in the manner provided in the Indenture,

(d) to comply with any requirement of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; or

(e) to make any change that would provide any additional benefit to the Holders or that does not adversely affect the rights of any Holder of the Notes in any material respect.

The Holders of a majority in aggregate principal amount of the Notes then outstanding may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company will be deemed to have paid and discharged the entire Indebtedness represented by such Notes, except for

(1) the rights of Holders of the Notes to receive payments solely from the trust fund described in the following paragraph in respect of the principal of, premium, if any, and interest on the Notes when such payments are due,

(2) the Company’s obligations with respect to the Notes concerning the issuance of temporary Notes, transfers and exchanges of the Notes, replacement of mutilated, destroyed, lost or stolen Notes, the maintenance of an office or agency where the Notes may be surrendered for transfer or exchange or presented for payment, and duties of paying agents,

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants described under “—Certain Covenants”

(“Covenant Defeasance”), and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default. In the event Covenant Defeasance occurs, certain events (not including non-payment) described under “—Events of Default” will no longer constitute an Event of Default. If we exercise our Legal Defeasance or Covenant Defeasance option, each Subsidiary Guarantor will be released from all its obligations under the Indenture and its Guarantee.

In order to exercise either Legal Defeasance or Covenant Defeasance under the Indenture,

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. Legal Tender, U.S. Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding amount of the Notes on the Maturity Date or on the applicable mandatory redemption date, as the case may be, of such principal or installment of principal, premium, if any, or interest;

(2) in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that

(A) the Company has received from or there has been published by, the Internal Revenue Service a ruling or

(B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee to the effect that the Holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company is a party or by which the Company is bound;

(6) the Company shall have delivered to the Trustee an officers’ certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Notes over other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

(7) the Company shall have delivered to the Trustee an officers’ certificate and an opinion of counsel each stating that the Company has complied with all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

The Trustee

The Bank of New York Mellon Trust Company, N.A. will initially act as Trustee, paying agent and registrar for the Notes. The Bank of New York Mellon Trust Company, N.A. also serves as trustee for all of our outstanding senior notes and contingent convertible senior notes. We may also maintain banking and other commercial relationships with the Trustee and its affiliates in the ordinary course of business, and the Trustee may own our debt securities. Its address is 2 North LaSalle Street, Suite 1020, Chicago, Illinois 60602.

The Trustee is permitted to become an owner or pledgee of the Notes and may otherwise deal with the Company or its Subsidiaries or Affiliates with the same rights it would have if it were not Trustee. If, however, the Trustee acquires any conflicting interest (as defined in the Trust Indenture Act) after an Event of Default has occurred and is continuing, it must eliminate such conflict or resign.

In case an Event of Default shall occur (and be continuing), the Trustee will be required to use the degree of care and skill of a prudent person in the conduct of such person’s own affairs. The Trustee will be under no obligation to exercise any of its powers under the Indenture at the request of any of the Holders of the Notes, unless such Holders have offered the Trustee indemnity reasonably satisfactory to it.

Book Entry, Delivery and Form

The Notes sold will be issued in the form of one or more global securities. The global securities will be deposited with, or on behalf of The Depository Trust Company (“the Depositary”), and registered in the name of the Depositary or its nominee. Except as set forth below, the global securities may be transferred, in whole and not in part, only to the Depositary or another nominee of the Depositary. Investors may hold their beneficial interests in the global securities directly through the Depositary if they have an account with the Depositary or indirectly through organizations which have accounts with the Depositary.

Notes that are issued as described below under “—Certificated Notes” will be issued in definitive form. Upon the transfer of Notes in definitive form, such Notes will, unless the global securities have previously been exchanged for Notes in definitive form, be exchanged for an interest in the global securities representing the aggregate principal amount of Notes being transferred.

The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary was created to hold securities of institutions that have accounts with the Depositary (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary’s participants include securities brokers and dealers (which may include the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to the Depositary’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

The Company expects that pursuant to procedures established by the Depositary, upon the issuance of the global securities, the Depositary will credit, on its book-entry registrations and transfer system, the aggregate principal amount of Notes represented by such global securities to the accounts of participants. The accounts to be credited shall be designated by the underwriter of the Notes. Ownership of beneficial interests in the global securities will be limited to participants or Persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the Depositary (with respect to participants’ interest) and such participants (with respect to the owners of beneficial interests in the global securities other than participants). The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

So long as the Depositary, or its nominee, is the Holder of the global securities, the Depositary or such nominee, as the case may be, will be considered the sole legal owner and Holder of the Notes for all purposes of the Notes and the Indenture. Except as set forth below, you will not be entitled to have the Notes represented by the global securities registered in your name, will not receive or be entitled to receive physical delivery of certificated Notes in definitive form and will not be considered to be the owner or Holder of any Notes under the global securities. The Company understands that under existing industry practice, in the event an owner of a beneficial interest in the global securities desires to take any action that the Depositary, as the Holder of the global securities, is entitled to take, the Depositary will authorize the participants to take such action, and that the participants will authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

The Company will make all payments on Notes represented by the global securities registered in the name of and held by the Depositary or its nominee to the Depositary or its nominee, as the case may be, as the owner and Holder of the global securities.

The Company expects that the Depositary or its nominee, upon receipt of any payment in respect of the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the aggregate principal amount of the global securities as shown on the records of the Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interest in the global securities held through such participants will be governed by standing instructions and customary practices and will be the responsibility of such participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global securities for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between the Depositary and its participants or the relationship between such participants and the owners of beneficial interests in the global securities owning through such participants.

Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of the Depositary, it is under no obligations to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

Subject to certain conditions, the Notes represented by the global securities will be exchangeable for certificated Notes in definitive form of like tenor as such Notes if:

(1) the Depositary notifies the Company that it is unwilling or unable to continue as Depositary for the global securities and a successor is not promptly appointed or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act or

(2) the Company in its discretion at any time determines not to have all of the Notes represented by the global securities.

Any Notes that are exchangeable pursuant to the preceding sentence will be exchanged for certificated Notes issuable in authorized denominations and registered in such names as the Depositary shall direct. Subject to the foregoing, the global securities are not exchangeable, except for global securities of the same aggregate denominations to be registered in the name of the Depositary or its nominee.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

The following is a summary of certain of our indebtedness that will be outstanding following the consummation of this offering. The summary below of our revolving bank credit facility and our other outstanding indebtedness and the indentures governing such indebtedness does not purport to be complete and is qualified in its entirety by reference to the applicable documents, copies of which we will provide you upon request.

Our Revolving Bank Credit Facility

Our revolving bank credit facility limits our borrowings to the lesser of the borrowing base and the total commitments (currently both are $3.5 billion) and matures in November 2012. As of September 30, 2008, we had outstanding borrowings of $3.474 billion under this facility and had utilized approximately $14 million of the facility for various letters of credit. As of February 9, 2009, we had outstanding borrowings of $1.749 billion under our revolving bank credit facility. Borrowings under the facility are collateralized by some of our producing oil and gas properties and bear interest, at our option, at either (i) the greater of the reference rate of Union Bank of California N.A. or the U.S. federal funds effective rate plus 0.50% or (ii) the London Interbank Offered Rate (LIBOR), plus a margin that varies from 0.75% to 1.50% per annum based on our senior unsecured long-term debt ratings. The collateral value and borrowing base are determined periodically. The unused portion of the facility is subject to an annual commitment fee that also varies according to our senior unsecured long-term debt ratings, from 0.125% to 0.30% per annum. As of September 30, 2008, the annual commitment fee rate was .20% per annum. Interest is payable quarterly or, if LIBOR applies, it may be payable at more frequent intervals. Our subsidiaries, Chesapeake Exploration, L.L.C. and Chesapeake Appalachia, L.L.C., are the borrowers under our revolving bank credit facility and Chesapeake and all of its other wholly-owned subsidiaries except the Chesapeake Midstream Companies and minor subsidiaries are guarantors.

The credit agreement contains various covenants and restrictive provisions, including those restricting our ability to incur additional indebtedness, make investments or loans and create liens. The credit agreement requires us to maintain an indebtedness to EBITDA ratio (as defined in the credit agreement) not to exceed 3.75 to 1 and an indebtedness to total capitalization ratio (as defined in the credit agreement) not to exceed 0.70 to 1.

Our Senior Notes

At February 9, 2009, we had senior notes in an aggregate principal amount of $8.179 billion outstanding and contingent convertible senior notes in an aggregate principal amount of $2.955 billion outstanding. See “Capitalization.” There are no scheduled principal payments required on any of our senior notes until their final maturities, the first of which occurs in 2013 when $864 million is due.

Our outstanding senior notes are senior, unsecured obligations that rank pari passu in right of payment with all of our existing and future senior indebtedness, including the notes offered hereby, and rank senior in right of payment to all of our future subordinated indebtedness. Our outstanding senior notes are fully and unconditionally guaranteed, jointly and severally, by certain of our United States subsidiaries, excluding the Chesapeake Midstream Companies.

Our existing senior note indentures (other than the indentures governing the 7.625% Senior Notes due 2013, the 6.25% Euro-denominated Senior Notes due 2017, the 6.50% Senior Notes due 2017, the 7.25% Senior Notes Due 2018 and the 6.875% Senior Notes due 2020) restrict our and our restricted subsidiaries’ ability to incur additional indebtedness. Please read “Risk Factors—Risks Related to Our Business—Lower natural gas and oil prices could negatively impact our ability to borrow.” As of September 30, 2008, we estimate that secured bank indebtedness of $6.96 billion could have been incurred within those restrictions. These restrictions under such indentures will not apply to any future unrestricted subsidiaries.

Our existing senior note indentures (other than the indentures governing the 7.625% Senior Notes due 2013, the 6.25% Euro-denominated Senior Notes due 2017, the 6.50% Senior Notes due 2017, the 7.25% Senior Notes due 2018 and the 6.875% Senior Notes due 2020) also limit our ability to make restricted payments, including the payment of cash dividends, unless certain tests are met.

Our contingent convertible senior notes are senior unsecured obligations of Chesapeake and rank pari passu in right of payment to all of our existing and future senior indebtedness, including the notes offered hereby, and rank senior in right of payment to all of our future subordinated indebtedness. The contingent convertible senior notes are guaranteed by certain of our existing subsidiaries, excluding the Chesapeake Midstream Companies, and will be guaranteed by certain of our future United States subsidiaries, on a senior unsecured basis. The indentures governing the contingent convertible senior notes do not have any financial or restricted payment covenants.

The contingent convertible senior notes will be convertible, at the holder’s option, prior to the maturity date under certain circumstances, using a net share settlement process, into cash and, in some circumstances, our common stock. In general, upon conversion of a contingent convertible senior note, the holder of such note will receive cash equal to the principal amount of the note and common stock for the note’s conversion value in excess of such principal amount.

We have three series of contingent convertible senior notes outstanding, and the particular terms of each are described below.

2.75% Contingent Convertible Senior Notes due 2035.    We will pay contingent interest on the 2.75% Convertible Senior Notes during any six-month interest period, beginning with the six-month period ending May 14, 2016, under certain conditions. The 2.75% Convertible Senior Notes mature on November 15, 2035. We may redeem the 2.75% Convertible Senior Notes, in whole at any time, or in part from time to time, on or after November 15, 2015 at a redemption price, payable in cash, of 100% of the principal amount of such notes, plus accrued and unpaid interest. Holders of the 2.75% Convertible Senior Notes may require us to repurchase all or a portion of their notes on November 15, 2015, 2020, 2025 and 2030 at 100% of the principal amount of the notes, plus accrued and unpaid interest, payable in cash. Upon a fundamental change, as defined in the indenture governing the 2.75% Convertible Senior Notes, holders may require us to repurchase all or a portion of their notes, payable in cash equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

2.50% Contingent Convertible Senior Notes due 2037.    We will pay contingent interest on the 2.50% Convertible Senior Notes during any six-month interest period, beginning with the six-month period ending November 14, 2017, under certain conditions. The 2.50% Convertible Senior Notes mature on May 15, 2037. We may redeem the 2.50% Convertible Senior Notes, in whole at any time, or in part from time to time, on or after May 15, 2017 at a redemption price, payable in cash, of 100% of the principal amount of such notes, plus accrued and unpaid interest. Holders of the 2.50% Convertible Senior Notes may require us to repurchase all or a portion of their notes on May 15, 2017, 2022, 2027 and 2032 at 100% of the principal amount of the notes, plus accrued and unpaid interest, payable in cash. Upon a fundamental change, as defined in the indenture governing the 2.50% Convertible Senior Notes, holders may require us to repurchase all or a portion of their notes, payable in cash equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

2.25% Contingent Convertible Senior Notes due 2038.    We will pay contingent interest on the 2.25% Convertible Senior Notes during any six-month interest period, beginning with the six-month period ending June 14, 2019, under certain conditions. The 2.25% Convertible Senior Notes mature on December 15, 2038. We may redeem the 2.25% Convertible Senior Notes, in whole at any time, or in part from time to time, on or after December 15, 2018 at a redemption price, payable in cash, of 100% of the principal amount of such notes, plus accrued and unpaid interest. Holders of the 2.25% Convertible Senior Notes may require us to repurchase all or a portion of their notes on December 15, 2018, 2023, 2028 and 2033 at 100% of the principal amount of the notes, plus accrued and unpaid interest, payable in cash. Upon a fundamental change, as defined in the indenture governing the 2.25% Convertible Senior Notes, holders may require us to repurchase all or a portion of their notes, payable in cash equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

Midstream Revolving Bank Credit Facility

Our midstream revolving bank credit facility has initial availability of $460 million and may be expanded up to $750 million at the option of Chesapeake Midstream Operating, subject to additional bank participation. As of February 9, 2009, Chesapeake Midstream Operating had outstanding borrowings of $365 million under its revolving bank credit facility. Borrowings under the facility are secured by substantially all of the assets of the Chesapeake Midstream Companies and guaranteed by the midstream subsidiaries. The collateral value and borrowing base are determined periodically. The midstream revolving bank credit agreement contains various covenants and restrictive provisions, including a covenant restricting Chesapeake Midstream Partners from paying dividends or distributions to Chesapeake.

CERTAIN MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

General

The following discussion summarizes the material U.S. Federal income and certain estate tax consequences of the purchase, ownership and disposition of the notes by an initial holder of the notes who purchases the notes for cash at the original offering price, who holds the notes as “capital assets” within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”), and who does not have a special tax status. This discussion is based upon the Code, Treasury Regulations, and judicial decisions and administrative interpretations thereunder, as of the date hereof, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. We cannot assure you that the Internal Revenue Service (the “IRS”) will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS or an opinion of counsel with respect to the U.S. Federal tax consequences of purchasing, owning or disposing of the notes.

In this discussion, we do not purport to address all tax considerations that may be important to a particular holder in light of the holder’s circumstances, or to certain categories of investors (such as financial institutions, insurance companies, tax-exempt organizations, dealers in securities, persons who hold the notes through partnerships or other pass-through entities, regulated investment companies, U.S. persons whose functional currency is not the U.S. dollar, U.S. expatriates or persons who hold the notes as part of a hedge, conversion transaction, straddle or other risk reduction transaction) that may be subject to special rules. This discussion also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction.

If a partnership (including an entity treated as a partnership for U.S. Federal income tax purposes) holds notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, you should consult your tax advisors.

YOU SHOULD CONSULT YOUR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES, INCLUDING THE EFFECT AND APPLICABILITY OF STATE, LOCAL OR FOREIGN TAX LAWS.

Qualified Reopening

We intend to take the position that the sale of the notes offered by this prospectus supplement constitutes a qualified reopening (as defined under the applicable Treasury Regulations) of our outstanding 9.50% Senior Notes due 2015 issued on February 2, 2009. Consequently, for U.S. Federal income tax purposes, we intend to treat the notes as part of the 9.50% Senior Notes due 2015.

Your aggregate price for the notes will include an amount that will represent pre-issuance interest accrued from February 2, 2009 to the purchase date of your notes. We will, as an economic matter, return such pre-issuance interest to you by including such amount in the first interest payment that will be made on August 15, 2009. We will exclude the pre-issuance accrued interest that we receive from you in determining the issue price of the notes and, in accordance with such treatment, you should treat a corresponding portion of the interest that we will pay you on the first interest payment date as a non-taxable return of excluded pre-issuance accrued interest (as opposed to taxable interest income) on the notes.

Consequences to U.S. Holders

You are a U.S. holder for purposes of this discussion if you are a beneficial owner of notes and you are:

•	an individual United States citizen or resident alien;

•

a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose world-wide income is subject to U.S. Federal income taxation; or

•

a trust that either is subject to the supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Payments of Interest and Original Issue Discount

You will be required to include any stated interest payments in income in accordance with your method of accounting for U.S. Federal income tax purposes. In addition, the notes will be issued with original issue discount (“OID”) for U.S. Federal income tax purposes. The amount of OID is generally equal to the excess of the principal amount of the notes over the issue price of the notes. The issue price of a note will be equal to the first price at which a substantial amount of notes are sold for cash (excluding sales to underwriters or placement agents). Accordingly, you will be required to include OID in income for U.S. Federal income tax purposes as it accrues, in accordance with a constant yield method based on a compounding of interest, before the receipt of cash payments attributable to this income. Under this method, you generally will be required to include in income increasingly greater amounts of OID in successive accrual periods.

Acquisition Premium

Because your purchase of a note in this offering will be at a price in excess of such note’s adjusted issue price, you will have acquisition premium with respect to that note in the amount of that excess. Because you will purchase a note with acquisition premium, the amount of OID that you will include over the term of the note will be reduced by such acquisition premium with respect to the note and the amount of OID that you will include in income in each taxable year will be reduced by the portion of the acquisition premium properly allocable to that year. Unless you make the accrual method election described in the following paragraph, acquisition premium will be allocated on a pro rata basis to each accrual of OID, so that a U.S. holder will reduce each accrual of OID by a constant fraction.

You may elect to include in gross income all interest and OID that accrues on your note using the constant yield method described above for OID. If you make this election, it will apply to such notes (other than notes the interest on which is excludable from gross income) held at the beginning of the first taxable year to which the election applies or thereafter acquired, and is irrevocable without the consent of the IRS. You are strongly urged to consult your tax advisor concerning the advisability and additional consequences of making the election.

Existence of the Make Whole Redemption

We do not intend to treat the possibility of the payment of additional amounts described in “Description of Notes—Make-Whole Redemption,” as (i) affecting the determination of the yield to maturity of the notes, (ii) giving rise to original issue discount or recognition of ordinary income on the sale, exchange or redemption of the notes or (iii) resulting in the notes being treated as contingent payment debt instruments under the applicable Treasury Regulations.

Sale, Exchange, Redemption or Other Disposition of the Notes

Upon the disposition of a note by sale, exchange, redemption or other disposition, you generally will recognize capital gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest not previously recognized as income, which will be treated as ordinary interest income as described above) and (ii) your adjusted U.S. Federal income tax basis in the note. Your adjusted U.S. Federal income tax basis in a note generally will equal the cost of the note to you, increased by the amounts of any OID previously included by you with respect to the note and reduced by any previous payments of principal. Any capital gain or loss will be long-term capital gain or loss if you have held the note for longer than one year. The deductibility of any capital loss against ordinary income is subject to limitations. You should consult your tax advisors regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income for certain noncorporate taxpayers) and losses (the deductibility of which is subject to certain limitations).

Consequences to Non-U.S. Holders

You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes (other than an entity treated as a partnership for U.S. Federal income tax purposes) and you are not a U.S. holder.

U.S. Federal Withholding Tax

The 30% U.S. Federal withholding tax generally will not apply to any payment of principal or interest (including OID) on the notes under the portfolio interest exemption provided that:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and applicable Treasury Regulations;

•	you are not a controlled foreign corporation that is related to us through stock ownership; and

•	you are not a bank whose receipt of interest on the notes is pursuant to a loan agreement entered into in the ordinary course of business.

The exemption from withholding tax will not apply unless (a) you provide your name and address on an IRS Form W-8BEN (or successor form), and certify under penalties of perjury, that you are not a United States person, (b) a financial institution holding the notes on your behalf certifies, under penalties of perjury, that it has received an IRS Form W-8BEN (or successor form) from you and must provide us with a copy, or (c) you hold your notes directly through a “qualified intermediary,” and the qualified intermediary has sufficient information in its files indicating that you are not a U.S. holder. A qualified intermediary is a bank, broker or other intermediary that is acting out of a non-U.S. branch or office and has signed an agreement with the IRS providing that it will administer all or part of the U.S. Federal tax withholding rules under specified procedures.

If you cannot satisfy the requirements described above, payments of principal and interest made to you will be subject to the 30% U.S. Federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN or successor form claiming an exemption from or a reduction of withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the notes is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Interest and Original Issue Discount.    If you are engaged in an active trade or business in the United States and interest or OID on the notes is effectively connected with the active conduct of that trade or business (and, in the case of an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you), you will be subject to U.S. Federal income tax on the interest or OID on a net income basis (although exempt from the 30% withholding tax) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, including earnings and profits from an investment in the notes, that are effectively connected with the active conduct by you of a trade or business in the United States.

Sale, Exchange, Redemption or Other Disposition of the Notes.    Any gain or income realized on the sale, exchange, redemption or other disposition of the notes generally will not be subject to U.S. Federal income tax unless:

•

that gain or income is effectively connected with the conduct of an active trade or business in the United States by you (or, in the case of an applicable tax treaty, is attributable to a U.S. permanent establishment maintained by you),

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are present, or

•	the gain represents accrued interest, in which case the rules for taxation of interest would apply.

If you are a holder subject to U.S. Federal income tax under the first bullet point, you will be taxed on a net income basis in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax as explained above. Holders subject to U.S. Federal income tax under the second bullet point will be taxed on the net gain at a 30% rate.

U.S. Federal Estate Tax

Your estate will not be subject to U.S. Federal estate tax on notes beneficially owned by you at the time of your death, provided that (1) interest (including OID) on the notes is exempt from U.S. Federal withholding tax under the portfolio interest exemption (without regard to the certification requirement) described in the first paragraph of “—Consequences to Non-U.S. Holders—U.S. Federal Withholding Tax” above and (2) interest (including OID) on such notes would not have been, if received at the time of your death, effectively connected with the active conduct by you of a trade or business in the United States.

Backup Withholding and Information Reporting

U.S. Holders

Information reporting will apply to payments of principal and interest (including OID) made by us on, or the proceeds of the sale or other disposition of, the notes with respect to certain noncorporate U.S. holders, and backup withholding, currently at a rate of 28%, may apply unless the recipient of such payment provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information or otherwise establishes an exemption from backup withholding. Any amount withheld under the backup withholding rules is allowable as a credit against the U.S. holder’s U.S. Federal income tax liability, provided the required information is timely provided to the IRS.

Non-U.S. Holders

Payments to non-U.S. holders of interest (including OID) on a note and amounts withheld from such payments, if any, generally will be reported to the IRS and you. Backup withholding will not apply to payments of principal and interest (including OID) on the notes if you certify as to your non-U.S. holder status on an IRS Form W-8BEN (or successor form) under penalties of perjury or you otherwise qualify for an exemption (provided that neither we nor our agent know or have reason to know that you are a United States person or that the conditions of any other exemptions are not in fact satisfied).

The payment of the proceeds of the disposition of notes to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding unless you provide the certification described above or you otherwise qualify for an exemption. The proceeds of a disposition effected outside the United States by a non-U.S. holder to or through a foreign office of a broker generally will not be subject to backup withholding or information reporting. However, if such broker is a United States person, a controlled foreign corporation, a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with an active trade or business in the United States, or a foreign partnership that is engaged in the active conduct of a trade or business in the United States or that has one or more partners that are United States persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, information reporting requirements will apply unless such broker has documentary evidence in its files of the holder’s non-U.S. status and has no actual knowledge or reason to know to the contrary or unless the holder otherwise qualifies for an exemption. Any amount withheld under the backup withholding rules is allowable as a credit against your U.S. Federal income tax liability, if any, provided the required information or appropriate claim for refund is provided to the IRS.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Underwriters	Principal Amount of Notes
Banc of America Securities LLC	$212,500,000
Deutsche Bank Securities Inc.	212,500,000

$425,000,000

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement.

The notes are a new issue of securities. We have been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

Selling restrictions concerning the Member States of the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the notes to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer to the public in that Relevant Member State of any notes may be made at any time under the following exemptions under the Prospectus Directive if they have been implemented in the Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c) in any other circumstances falling within Article 3 (2) of the Prospectus Directive,

provided that no such offer of notes shall result in a requirement for the publication by the company or any Underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Securities to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

No prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the notes that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no notes have been offered or sold and will be offered or sold, directly or indirectly, to the public in France except to permitted investors (“Permitted Investors”) consisting of persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) acting for their own account and/or investors belonging to a limited circle of investors (cercle restreint d’investisseurs) acting for their own account, with “qualified investors” and “limited circle of investors” having the meaning ascribed to them in Articles L. 411-2, D. 411-1, D. 411-2, D. 411-4, D. 734-1, D. 744-1, D. 754-1 and D. 764-1 of the French Code Monétaire et Financier and applicable regulations thereunder; none of this prospectus supplement or any other materials related to the offering or information contained therein relating to the notes has been released, issued or distributed to the public in France except to Permitted Investors; and the direct or indirect resale to the public in France of any Securities acquired by any Permitted Investors may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code Monétaire et Financier and applicable regulations thereunder.

In addition:

•

an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) has only been communicated or caused to be communicated and will only be communicated or caused to be communicated) in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	all applicable provisions of the FSMA have been complied with and will be complied with, with respect to anything done in relation to the notes in, from or otherwise involving the United Kingdom.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

The offering of the notes has not been cleared by the Italian Securities Exchange Commission (Commissione Nazionale per le Società e la Borsa, the “CONSOB”) pursuant to Italian securities legislation and, accordingly, the notes may not and will not be offered, sold or delivered, nor may or will copies of this prospectus supplement or any other documents relating to the notes be distributed in Italy, except (i) to professional investors (operatori qualificati), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended, (the “Regulation No. 11522”), or (ii) in other circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the “Financial Service Act”) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Any offer, sale or delivery of the notes or distribution of copies of this prospectus supplement or any other document relating to the notes in Italy may and will be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations, and, in particular, will be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of September 1, 1993, as amended (the “Italian Banking Law”), Regulation No. 11522, and any other applicable laws and regulations; (ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy; and (iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the notes in the offering is solely responsible for ensuring that any offer or resale of the notes it purchased in the offering occurs in compliance with applicable laws and regulations.

The prospectus supplement and the information contained therein are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of the “Financial Service Act” and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, is not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this document may rely on it or its content.

Italy has only partially implemented the Prospectus Directive, the provisions under the heading “Selling restrictions concerning the Member States of the European Economic Area” above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive, such requirements shall be replaced by the applicable requirements under the Prospectus Directive.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $250,000. The underwriters have agreed to reimburse us for up to $150,000 in expenses incurred by us in connection with this offering.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their affiliates have from time to time provided, and in the future may provide, certain investment banking and financial advisory services to us and our affiliates, for which they have received, and in the future would receive, customary fees. Affiliates of the underwriters are lenders under our existing revolving bank credit facility. Amounts outstanding under our existing revolving bank credit facility will be repaid in connection with this offering and such affiliates will, thus, receive a portion of the proceeds from this offering.

In addition, an affiliate of Deutsche Bank Securities Inc. is a party to a volumetric production payment transaction with us, and affiliates of the underwriters are counterparties to our hedging transactions and sale/leaseback transactions.

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of notes for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member are not part of the prospectus or the registration statement of which this prospectus supplement and the accompanying prospectus form a part, have not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where our common stock is listed.

We have filed with the SEC a Registration Statement on Form S-3 relating to the securities covered by this prospectus supplement. This prospectus supplement is a part of the Registration Statement and does not contain all the information in the Registration Statement. Whenever a reference is made in this prospectus supplement to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the Registration Statement for a copy of the contract or other document. You may view a copy of the Registration Statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s website.

The following documents filed with the SEC pursuant to the Exchange Act, are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the portions of our Proxy Statement on Schedule 14A filed on April 29, 2008 that are incorporated therein;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008; and

•

our Current Reports on Form 8-K filed on January 4, 2008, January 24, 2008, March 20, 2008, March 26, 2008, April 1, 2008, April 16, 2008, April 18, 2008, May 12, 2008, May 23, 2008, May 27, 2008, May 29, 2008 (Items 8.01 and 9.01), June 4, 2008, June 11, 2008, June 12, 2008, July 8, 2008, July 9, 2008 (Items 8.01 and 9.01), July 14, 2008, July 15, 2008, July 22, 2008, August 1, 2008 (Items 3.02, 5.03 and 9.01), August 14, 2008, August 25, 2008, September 9, 2008, September 23, 2008, October 1, 2008, October 27, 2008, October 31, 2008 (Items 3.02, 8.01 and 9.01), November 7, 2008, November 17, 2008, November 25, 2008, December 5, 2008, December 15, 2008, January 7, 2009, January 13, 2009, January 28, 2009 and February 3, 2009 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus supplement and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We will provide without charge to each person to whom this prospectus supplement is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus supplement. Requests for such copies should be directed to Jennifer M. Grigsby, Corporate Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at 405-848-8000.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are statements other than statements of historical fact and provide our current expectations or forecasts of future events. They include estimates of natural gas and oil reserves, budgeted capital expenditures, asset monetization plans, expected natural gas and oil production, cash flow and anticipated liquidity, business strategy and other plans and objectives for future operations and expected future expenses. Statements concerning the fair values of derivative contracts and their estimated contribution to our future results of operations are based upon market information as of a specific date. These market prices are subject to significant volatility.

Although we believe the expectations and forecasts reflected in these and other forward-looking statements are reasonable, we can give no assurance they will prove to have been correct. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. You can find a discussion of some of the factors that could cause actual results to differ materially from expected results under “Risk Factors” beginning on page S-14 of this prospectus supplement. These factors include, among others:

•	the volatility of natural gas and oil prices;

•	the availability of capital on an economic basis to fund our drilling and leasehold acquisition programs, including through planned asset monetization transactions;

•	our ability to replace reserves and sustain production;

•	our level of indebtedness;

•	the impact of the current financial crisis on our ability to raise capital;

•	the risk that lenders under our revolving credit facilities will default in funding borrowings as requested;

•	the ability and willingness of counterparties to our commodity derivative contracts to perform their obligations;

•	the ability and willingness of our joint venture partners to fund their obligations to pay a portion of our future drilling and completion costs;

•	a contraction in the demand for natural gas in the U.S. as a result of deteriorating general economic conditions;

•	the strength and financial resources of our competitors;

•	uncertainties inherent in estimating quantities of natural gas and oil reserves, projecting future rates of production and the timing of development expenditures;

•	uncertainties in evaluating natural gas and oil reserves of acquired properties and associated potential liabilities;

•	unsuccessful exploration and development drilling;

•	expiration of oil and natural gas leases that are not held by production;

•	declines in the values of our natural gas and oil properties resulting in ceiling test write-downs;

•	lower prices realized on natural gas and oil sales and collateral required to secure hedging liabilities resulting from our commodities price risk management activities;

•	lower natural gas and oil prices negatively affecting our ability to borrow;

•	drilling and operating risks;

•	pipeline and gathering systems capacity constraints;

•	adverse effects of governmental and environmental regulation; and

•	losses from pending or future litigation.

We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of the document in which they are made, and we undertake no obligation to update this information. We urge you to carefully review and consider the disclosures made in this prospectus supplement and our reports filed with the SEC and incorporated by reference herein that attempt to advise interested parties of the risks and factors that may affect our business. Please see “Where You Can Find More Information” beginning on page S-62 of this prospectus supplement.

LEGAL MATTERS

The validity of the issuance of the notes and certain other legal matters will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. The underwriters are being represented by Cravath, Swaine & Moore LLP, New York, New York. Bracewell & Giuliani LLP and Cravath, Swaine & Moore LLP will rely upon Commercial Law Group, P.C. as to all matters of Oklahoma law.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the natural gas and oil reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2007, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Data and Consulting Division of Schlumberger Technology, Lee Keeling and Associates, Inc., Ryder Scott Company, L.P. and LaRoche Petroleum Consultants, Ltd., independent petroleum engineers. We have incorporated these estimates in this prospectus supplement by reference to such Annual Report in reliance on the authority of each such firm as experts in such matters.

PROSPECTUS

Chesapeake Energy Corporation

Senior Notes

We may from time to time offer and sell senior notes. We may offer and sell the senior notes to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

Each time senior notes are sold, we will provide one or more supplements to this prospectus that will contain additional information about the specific offering and the terms of the senior notes being offered. The supplements may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any accompanying prospectus supplement before you invest in any of our securities.

Our common stock is listed for trading on the New York Stock Exchange under the symbol “CHK.” Our executive offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is (405) 848-8000.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is January 27, 2009

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized any dealer, salesman or other person to provide you with additional or different information. This prospectus and any prospectus supplement are not an offer to sell or the solicitation of an offer to buy any securities other than the securities to which they relate and are not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation in that jurisdiction. You should not assume that the information in this prospectus or any prospectus supplement or in any document incorporated by reference in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus and the applicable prospectus supplement, before making an investment decision.

Unless the context requires otherwise or unless otherwise noted, all references in this prospectus to “Chesapeake,” the “company,” “we” or “our” are to Chesapeake Energy Corporation and its subsidiaries.

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CHESAPEAKE ENERGY CORPORATION

Chesapeake Energy Corporation is the largest producer of natural gas in the United States. The company’s operations are focused on developing conventional and unconventional natural gas properties onshore in the United States, primarily in the “Big 4” shale plays: the Barnett Shale of north-central Texas, the Haynesville Shale of East Texas and northwestern Louisiana, the Fayetteville Shale of central Arkansas and the Marcellus Shale in the northern Appalachian Basin. The company also has extensive operations in various plays, both conventional and unconventional, in the Mid-Continent, Appalachian Basin, Permian Basin, Delaware Basin, South Texas, Texas Gulf Coast and Ark-La-Tex regions of the United States.

We are an Oklahoma corporation and our principal offices are located at 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, and our telephone number is 405-848-8000.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (“SEC”). You may inspect and copy such material at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. You can also find our SEC filings at the SEC’s website at www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, where our common stock is listed.

We have filed with the SEC a Registration Statement on Form S-3 relating to the securities covered by this prospectus. This prospectus is a part of the Registration Statement and does not contain all the information in the Registration Statement. Whenever a reference is made in this prospectus to a contract or other document, the reference is only a summary and you should refer to the exhibits that are a part of the Registration Statement for a copy of the contract or other document. You may view a copy of the Registration Statement at the SEC’s public reference room in Washington, D.C. as well as through the SEC’s website.

The following documents filed with the SEC pursuant to the Exchange Act, are incorporated herein by reference:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, including the portions of our Proxy Statement on Schedule 14A filed on April 29, 2008 that are incorporated therein;

•	our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008, June 30, 2008 and September 30, 2008; and

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our Current Reports on Form 8-K filed on January 4, 2008, January 24, 2008, March 20, 2008, March 26, 2008, April 1, 2008, April 16, 2008, April 18, 2008, May 12, 2008, May 23, 2008, May 27, 2008, May 29, 2008 (Items 8.01 and 9.01), June 4, 2008, June 11, 2008, June 12, 2008, July 8, 2008, July 9, 2008 (Items 8.01 and 9.01), July 14, 2008, July 15, 2008, July 22, 2008, August 1, 2008 (Items 3.02, 5.03 and 9.01), August 14, 2008, August 25, 2008, September 9, 2008, September 23, 2008, October 1, 2008, October 27, 2008, October 31, 2008 (Items 3.02, 8.01 and 9.01), November 7, 2008, November 17, 2008, November 25, 2008, December 5, 2008, December 15, 2008, January 7, 2009 and January 13, 2009 (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such Current Report on Form 8-K).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) subsequent to the date of this filing and prior to the termination of this offering shall be deemed to be incorporated in this prospectus and to be a part hereof from the date of the filing of such document. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the

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extent that a statement contained in this prospectus, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all documents incorporated by reference in this prospectus. Requests for such copies should be directed to Jennifer M. Grigsby, Corporate Secretary, Chesapeake Energy Corporation, 6100 North Western Avenue, Oklahoma City, Oklahoma 73118, by mail, or if by telephone at (405) 848-8000.

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USE OF PROCEEDS

We will use the net proceeds from sales of senior notes as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30, 2008	Year Ended December 31,
		2007	2006	2005	2004	2003
Ratio of earnings to fixed charges (1)	5.1x	4.2x	7.3x	5.6x	4.8x	4.0x

(1)	For purposes of determining the ratios of earnings to fixed charges, earnings are defined as net income before income taxes, cumulative effect of accounting changes, pretax gain or loss of equity investees, amortization of capitalized interest and fixed charges, less capitalized interest. Fixed charges consist of interest (whether expensed or capitalized and excluding the effect of unrealized gains or losses on interest rate derivatives), and amortization of debt expenses and discount or premium relating to any indebtedness.

DESCRIPTION OF CHESAPEAKE SENIOR NOTES

A description of the senior notes will be set forth in the applicable prospectus supplement.

LEGAL MATTERS

In connection with particular offerings of the senior notes in the future, and if stated in the applicable prospectus supplements, the validity of the issuance of the senior notes and certain other legal matters will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Legal counsel to any underwriters may pass upon legal matters for such underwriters.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Estimates of the natural gas and oil reserves of Chesapeake Energy Corporation and related future net cash flows and the present values thereof, included in Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2007, were based in part upon reserve reports prepared by Netherland, Sewell & Associates, Inc., Data & Consulting Services Division of Schlumberger Technology Corporation, Lee Keeling and Associates, Inc., Ryder Scott Company, L.P. and LaRoche Petroleum Consultants, Ltd., independent petroleum engineers. We have incorporated these estimates in reliance on the authority of each such firm as experts in such matters.

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$425,000,000

9.50% Senior Notes due 2015

PROSPECTUS SUPPLEMENT

February 11, 2009

Banc of America Securities LLC

Deutsche Bank Securities